Exhibit 99.2

Unaudited Interim Report

for the six-month period ended

30 June 2013

1.     Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer, one of the world’s top five consumer products companies and recognized as first in the beverage industry on FORTUNE Magazine’s “World’s Most Admired” companies list. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands - those with the greatest growth potential such as global brands Budweiser®, Corona®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of its approximately 150 000 employees based in 24 countries worldwide. In 2012, AB InBev realized 39.8 billion US dollar revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

The following management report should be read in conjunction with Anheuser-Busch InBev’s 2012 audited consolidated financial statements and with the unaudited condensed consolidated interim financial statements as at 30 June 2013.

In the rest of this document we refer to Anheuser-Busch InBev as “AB InBev” or “the company”.

RECENT EVENTS

AB INBEV AND GRUPO MODELO COMBINATION

On 4 June 2013, AB InBev announced the completion of its combination with Grupo Modelo in a transaction valued at 20.1 billion US dollar.

The combination is a natural next step given AB InBev’s economic stake of more than 50% in Grupo Modelo prior to the transaction and the successful long-term partnership between the two companies. The combined company benefits from the significant growth potential that Modelo brands such as Corona have globally outside of the US, as well as locally in Mexico, where there will also be opportunities to introduce AB InBev brands through Modelo’s distribution network. The combined company leads the global beer industry with roughly 400 million hectoliters of beer volume annually.

The combination was completed through a series of steps that simplified Grupo Modelo’s corporate structure, followed by an all-cash tender offer by AB InBev for all outstanding Grupo Modelo shares that it did not own at that time for 9.15 US dollar per share. By 4 June 2013 and following the settlement of the tender offer, AB InBev owned approximately 95% of Grupo Modelo’s outstanding shares. AB InBev established and funded a Trust to accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 US dollar per share over a period of up to 25 months from the completion of the combination. As of 30 June 2013, AB InBev owned approximately 95% of Grupo Modelo’s outstanding shares.

Grupo Modelo’s results are fully consolidated in AB InBev’s result as from 4 June 2013.

On 7 June 2013, in a transaction related to the combination of AB InBev and Grupo Modelo, Grupo Modelo completed the sale of its US business to Constellation Brands, Inc. for approximately USD 4.75 billion, in aggregate, subject to a post-closing adjustment. The transaction included the sale of Grupo Modelo’s Piedras Negras brewery, Grupo Modelo’s 50% stake in Crown Imports and perpetual rights to Grupo Modelo’s brands distributed by Crown in the US.

Upon the completion of the combination, Mexico became AB InBev’s seventh Zone. Ricardo Tadeu serves as Zone President Mexico and Chief Executive Officer of Grupo Modelo. Grupo Modelo’s headquarters remains in Mexico City, and it continues to have a local board, which will be appointed by AB InBev at the next shareholders meeting of Grupo Modelo. Carlos Fernández, María Asunción Aramburuzabala and Valentín Díez Morodo have been invited to continue to play an important role on Grupo Modelo’s Board of Directors.

María Asunción Aramburuzabala and Valentín Díez Morodo will also join AB InBev’s Board of Directors, subject to the approval of AB InBev’s shareholders at the next shareholders meeting. AB InBev expects to list certain of its ordinary shares on the Mexico Stock Exchange in the coming months.

In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders committed, upon tender of their shares, to acquire the equivalent of approximately 23.1 million AB InBev shares, to be delivered within five years via a deferred share instrument, for a consideration of approximately 1.5 billion US dollar. This investment occurred on 5 June 2013.

In June 2013, AB InBev fully repaid the portion of the USD 14.0 billion 2012 Facilities Agreement that was drawn for the combination with Grupo Modelo and terminated the USD 14.0 billion 2012 Facilities Agreement.

Given the transformational nature of the transaction with Grupo Modelo, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev has updated its 2012 segment reporting for purposes of result announcement and internal review by senior management. This presentation (referred to as the “2012 Reference base”) includes, for comparative purposes, the results of the Grupo Modelo business as if the combination had taken place on 4 June 2012.

The 2012 Reference base also reflects the effects of retrospective application on the revised IAS 19 - Employee Benefits (see Note 3 Summary of significant accounting policies) and the transfer of management responsibility for Ecuador and Peru to the Zone Latin America South. These countries were previously reported within the Zone Latin America North, thus with no impact at the consolidated level.

The tables in this management report provide the segment information per zone for the six-month period ended 30 June 2013 and 2012 in the format up to Normalized EBIT level that is used by management to monitor performance. The differences between the 2012 Reference base and the 2012 unaudited income statement as Reported represent the effect of the combination with Grupo Modelo and the changes resulting from revised IAS19 - Employee Benefits. The profit, cash flow and balance sheet are presented as reported in 2012, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

AMBEV STOCK SWAP MERGER

On 7 December 2012, Companhia de Bebidas das Américas – Ambev (“Ambev”), a majority-owned subsidiary of AB InBev, announced its intention to propose for deliberation by its shareholders, at an extraordinary general shareholders’ meeting, a corporate restructuring to combine Ambev’s current dual-class capital structure comprised of voting common and non-voting preferred shares into a new, single-class capital structure comprised exclusively of voting common shares. The purpose of the proposed corporate restructuring is to simplify Ambev’s corporate structure and improve its corporate governance with a view to increasing liquidity to all Ambev shareholders, eliminating certain administrative, financial and other costs and providing more flexibility for management of Ambev’s capital structure.

The extraordinary general shareholders’ meeting was held on 30 July 2013, and the proposed corporate restructuring was approved. The restructuring will be implemented by means of a stock swap merger under the Brazilian Corporate Law (incorporação de ações) of Ambev with Ambev S.A., which is currently a non-reporting Brazilian corporation (the “Ambev Stock Swap Merger”). AB InBev currently owns, indirectly, 100% of the shares of Ambev S.A.. Ambev S.A. is currently the direct controlling shareholder of Ambev, holding 74.0% and 46.3% of the Ambev common shares and preferred shares, respectively. As a result thereof, AB InBev currently has a 61.9% indirect economic interest in Ambev and 74.0% indirect voting interest in Ambev.

Per the terms of the Ambev Stock Swap Merger, all the issued and outstanding shares of Ambev not held by Ambev S.A. will be exchanged for newly-issued common shares of Ambev S.A. Upon consummation and as a result of the Ambev Stock Swap Merger, Ambev will become a wholly-owned subsidiary of Ambev S.A. Thereafter, AB InBev will retain an unchanged indirect 61.9% economic interest in Ambev and its indirect voting interest in Ambev will be reduced to 61.9%.

UPDATE ON INVESTIGATION INQUIRING INTO INDIAN OPERATIONS

As previously disclosed, AB InBev have been informed by the SEC that it is conducting an investigation into the company’s affiliates in India, including the company’s non-consolidated Indian joint venture, InBev Indian Int’l Private Ltd, and whether certain relationships of agents and employees were compliant with the FCPA. AB InBev continues to cooperate in this investigation and has been informed by the Department of Justice (DOJ) that it is also conducting a similar investigation. AB InBev investigation into the conduct in question is ongoing and the company is cooperating with the SEC and the DOJ.

1.1.     Selected financial figures

To facilitate the understanding of AB InBev’s underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business.

To facilitate the understanding of AB InBev’s underlying performance the company is presenting in this management report the 2012 consolidated volumes and results up to Normalized EBIT on a 2012 Reference base and as such these financials are included in the organic growth calculation. The profit, cash flow and balance sheet are presented as Reported in 2012, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The tables below set out the components of AB InBev’s operating income and operating expenses, as well as the key cash flow figures.

For the six-month period ended 30 June Million US dollar	2013	%	2012 Reported[1]	%	2012 Reference base	%
Revenue[2]	19 756	100.0	19 202	100.0	19 685	100.0
Cost of sales	(8 355)	42.3	(8 051)	41.9	(8 258)	41.9
Gross profit	11 401	57.7	11 151	58.1	11 427	58.1
Distribution expenses	(1 936)	9.8	(1 907)	9.9	(1 950)	9.9
Sales and marketing expenses	(2 869)	14.5	(2 681)	14.0	(2 765)	14.0
Administrative expenses	(1 074)	5.4	(1 034)	5.4	(1 082)	5.5
Other operating income/(expenses)	408	2.1	270	1.4	292	1.4
Normalized profit from operations (Normalized EBIT)	5 930	30.0	5 799	30.2	5 922	30.1
Non-recurring items	6 279	31.8	23	0.1
Profit from operations (EBIT)	12 209	61.8	5 822	30.3
Depreciation, amortization and impairment	1 395	7.1	1 353	7.0	1 385	7.0
Normalized EBITDA	7 325	37.1	7 152	37.2	7 307	37.1
EBITDA	13 604	68.9	7 175	37.4
Normalized profit attributable to equity holders of AB InBev	3 357	17.0	3 586	18.7
Profit attributable to equity holders of AB InBev	9 509	48.1	3 606	18.8

For the six-month period ended 30 June Million US dollar	2013	2012[1]
Operating activities
Profit	10 369	4 539
Revaluation of initial investment in Grupo Modelo	(6 415)	—
Interest, taxes and non-cash items included in profit	3 478	2 797

Cash flow from operating activities before changes in working capital and use of provisions	7 432	7 336
Change in working capital	(1 539)	(1 156)
Pension contributions and use of provisions	(282)	(453)
Interest and taxes (paid)/received	(2 528)	(1 849)
Dividends received	601	717

Cash flow from operating activities	3 684	4 595
Investing activities
Net capex	(1 329)	(1 139)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(16 880)	(1 346)
Proceeds from the sale of/(investments in) short-term debt securities	6 703	(1)
Proceeds from the sale of assets held for sale	4 787	—
Other	(214)	(49)

Cash flow from investing activities	(6 933)	(2 535)
Financing activities
Dividends paid	(4 562)	(3 079)
Net (payments on)/proceeds from borrowings	6 309	(315)
Net proceeds from the issue of share capital	41	95
Cash received for deferred shares instrument	1 500	—
Other (including net finance cost other than interest)	11	(214)

Cash flow from financing activities	3 299	(3 513)
Net increase/(decrease) in cash and cash equivalents	50	(1 453)

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).
[2]	Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customers.

1.2.     Financial performance

To facilitate the understanding of AB InBev’s underlying performance the company is presenting in this management report the 2012 consolidated volumes and results up to Normalized EBIT on a 2012 Reference base and as such these financials are included in the organic growth calculation. In addition, the 2012 Reference base shows the transfer of management responsibility for Ecuador and Peru to the Zone Latin America South which were previously recorded in the Zone Latin America North, thus with no impact at the consolidated level. The profit, cash flow and balance sheet are presented as Reported in 2012, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

Both from an accounting and managerial perspective, AB InBev is organized along eight business segments, which includes the Global Export and Holding business as the eighth segment. Upon the combination with Grupo Modelo, the Grupo Modelo businesses are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the new Zone Mexico, the Spanish business is reported in the Zone Western Europe and the Export business is reported in the Global Export and Holding Companies segment.

The tables below provide a summary of the performance of AB InBev for the six-month period ended 30 June 2013 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2012 Reference base	Scope[1]	Currency translation	Organic growth	2013	Organic growth %
Volumes (thousand hectoliters)	199 195	1 746	—	(5 108)	195 833	(2.6)%
Revenue	19 685	154	(624)	540	19 756	2.7%
Cost of sales	(8 258)	(72)	209	(235)	(8 355)	(2.9)%
Gross profit	11 427	83	(414)	305	11 401	2.7%
Distribution expenses	(1 950)	(4)	83	(65)	(1 936)	(3.4)%
Sales and marketing expenses	(2 765)	(19)	79	(162)	(2 869)	(5.9)%
Administrative expenses	(1 082)	(11)	26	(7)	(1 074)	(0.6)%
Other operating income/(expenses)	292	(2)	(30)	148	408	50.6%
Normalized EBIT	5 922	47	(257)	218	5 930	3.7%
Normalized EBITDA	7 307	66	(298)	250	7 325	3.4%
Normalized EBITDA margin	37.1%				37.1%	25	bps

In the first six months of 2013 AB InBev delivered EBITDA growth of 3.4%, while its EBITDA margin increased 25 bps, reaching 37.1%.

Consolidated volumes decreased 2.6%, with own beer volumes decreasing 2.3% and non-beer volumes decreasing 4.4%. Focus Brand volumes declined 1.1%, with Budweiser growing by 7.2% globally. Focus brands are those with the greatest growth potential within each relevant consumer segment and to which AB InBev directs the majority of its marketing resources.

Consolidated revenue grew 2.7% to 19 756m US dollar, with revenue per hectoliter improving 5.6%. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter), organic revenue growth per hectoliter improved 6.4%.

Consolidated Cost of Sales (CoS) increased 2.9%, or 5.9% per hectoliter. On a constant geographic basis, CoS per hectoliter increased 6.5%.

VOLUMES

The table below summarizes the volume evolution per zone and the related comments are based on organic numbers. Volumes include not only brands that AB InBev owns or licenses, but also third party brands that the company brews as a subcontractor and third party products that it sells through AB InBev’s distribution network, particularly in Western Europe. Volumes sold by the Global Export business are shown separately.

Thousand hectoliters	2012 Reference base	Scope	Organic growth	2013	Organic growth %
North America	62 676	162	(2 113)	60 725	(3.4)%
Mexico	3 315	—	7	3 322	0.2%
Latin America North	56 546	786	(2 114)	55 217	(3.7)%
Latin America South	18 556	—	(1 184)	17 373	(6.4)%
Western Europe	14 392	—	(1 012)	13 379	(7.0)%
Central and Eastern Europe	11 295	—	(1 135)	10 160	(10.1)%
Asia Pacific	28 026	923	2 571	31 521	9.2%
Global Export and Holding Companies	4 389	(126)	(127)	4 136	(3.0)%

AB InBev Worldwide	199 195	1 746	(5 108)	195 833	(2.6)%

North America total volumes decreased 3.4%. The company estimates that industry beer sales-to-retailers adjusted for the number of selling days declined by 2.8%. The company’s shipment volumes in the United States declined 3.4% and domestic United States beer sales-to-retailers adjusted for the number of selling days declined by 3.8%. The decline is mainly due to poor weather and continuing pressure on consumer disposable income, although the company has seen an improvement in industry volume trends in recent months. Domestic United States beer sales-to-retailers adjusted for the number of selling days were also negatively impacted by the timing of the July 4th holiday, which led to the deferral of some volume from June into July 2013. The company estimates its U.S. market share declined, based on United States beer sales-to-retailers adjusted for the number of selling days, principally driven by share losses of the company’s value brands, due to the pressure on disposable income and the company’s strategy of narrowing the price gap between the company’s value and premium brands.

[1]	See Glossary.

In Canada, beer volumes decreased by 3.4% due to an excise tax increase in Quebec in the fourth quarter of 2012 and cold weather in Ontario and the Atlantic provinces during the first quarter of 2013, as well as due to a weak industry.

Mexico: The company estimates that Mexican beer industry volumes were marginally down in the first half of the year due to a soft economy. The company’s domestic volumes in June 2013, since the closing of the combination, were up 0.2% compared to the equivalent period in 2012. Grupo Modelo’s domestic volumes in the first six months of 2013 were down by 0.6%. The company estimates that market share was flat to marginally down in the first six months of the year.

Latin America North volumes decreased 3.7%, with beer volumes falling 4.2% and soft drinks down 2.5%. In Brazil, beer volumes declined by 4.5% due to consumption being impacted during the first quarter 2013 by the earlier timing of Carnival, poorer weather, high food inflation and a slowdown in the growth of disposable income, partially offset by second quarter improved weather, an easing of food inflation which is benefiting consumer disposable income, incremental volumes from the FIFA Confederations Cup in June 2013, and the execution of the company’s revised commercial plan. Premium brands continued to deliver double digit volume growth, led by Budweiser and Stella Artois.

Latin America South total volumes decreased 6.4%, with beer and non-beer volumes declining 5.3% and 7.8%, respectively. In Argentina beer volumes decreased by 5.3% as a result of challenging macro-economic conditions, as well as colder weather during the first quarter 2013. The company estimates it gained market share in the first five months for which data is available, driven by the Quilmes family and Stella Artois.

Western Europe own beer volumes declined 7.l%, while total volumes declined 7.0%. Own beer volumes in Belgium declined 6.3% driven by a weak industry performance due to extremely cold weather. In Germany, own beer volumes fell 8.8% due to a weak industry and market share loss, driven by the company’s price increase, as well as high promotional activity in the off-trade channel during the first quarter 2013. Volumes were impacted by wet weather and floods in many parts of Germany, mainly affecting the Hasseröder brand in its regional strongholds. In the United Kingdom, own beer volumes including cider declined 6.9%, mainly as a consequence of a weak industry due to a cold spring. The company estimates that its market share was negatively impacted by ongoing promotional pressure in the off-trade channel, however Budweiser gained market share both on the on-trade and off-trade channels.

Central and Eastern Europe volumes decreased 10.1%. In Russia, beer volumes fell 13.1%, as sales, marketing and distribution restrictions led to a weak industry performance. Bud continued to deliver good growth with volumes up 20% in the first quarter 2013, while gaining an estimated 40 bps of market share.

In Ukraine, beer volumes decreased 5.6%, with most of the decline due to a weak industry performance due to record snowfall and cold temperatures in the first quarter 2013, as well as a price increase linked to excise tax adjustments.

Asia Pacific volumes remained strong, growing 9.2%. In China, beer volumes grew 9.1%, driven by industry growth and market share gains. Focus Brands continue to grow well ahead of the rest of the company’s portfolio, growing by 12.4%. The company estimates it gained market share in the first five months of the year for which data is available.

OPERATING ACTIVITIES BY ZONE

The tables below provide a summary of the performance of each geographical zone, for the six-month period ended 30 June 2013 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2012 Reference base	Scope	Currency translation	Organic growth	2013	Organic growth %
Volumes	199 195	1 746	—	(5 108)	195 833	(2.6)%
Revenue	19 685	154	(624)	540	19 756	2.7%
Cost of sales	(8 258)	(72)	209	(235)	(8 355)	(2.9)%
Gross profit	11 427	83	(414)	305	11 401	2.7%
Distribution expenses	(1 950)	(4)	83	(65)	(1 936)	(3.4)%
Sales and marketing expenses	(2 765)	(19)	79	(162)	(2 869)	(5.9)%
Administrative expenses	(1 082)	(11)	26	(7)	(1 074)	(0.6)%
Other operating income/(expenses)	292	(2)	(30)	148	408	50.6%
Normalized EBIT	5 922	47	(257)	218	5 930	3.7%
Normalized EBITDA	7 307	66	(298)	250	7 325	3.4%
Normalized EBITDA margin	37.1%				37.1%	25	bps

NORTH AMERICA	2012 Reference base	Scope	Currency translation	Organic growth	2013	Organic growth %
Volumes	62 676	162	—	(2 113)	60 725	(3.4)%
Revenue	7 953	7	(13)	15	7 962	0.2%
Cost of sales	(3 266)	(10)	3	6	(3 266)	0.2%
Gross profit	4 688	(3)	(10)	21	4 696	0.5%
Distribution expenses	(664)	11	3	15	(635)	2.4%
Sales and marketing expenses	(895)	(11)	2	(21)	(925)	(2.3)%
Administrative expenses	(236)	—	—	4	(231)	1.7%
Other operating income/(expenses)	29	—	—	3	31	8.9%
Normalized EBIT	2 922	(3)	(5)	22	2 936	0.8%
Normalized EBITDA	3 328	(3)	(6)	1	3 320	0.0%
Normalized EBITDA margin	41.8%				41.7%	(6)	bps

MEXICO	2012 Reference base	Scope	Currency translation	Organic growth	2013	Organic growth %
Volumes	3 315	—	—	7	3 322	0.2%
Revenue	374	—	19	17	410	4.4%
Cost of sales	(146)	—	(7)	10	(143)	6.7%
Gross profit	228	—	12	26	267	11.6%
Distribution expenses	(39)	—	(2)	6	(35)	16.1%
Sales and marketing expenses	(80)	—	(3)	16	(67)	19.9%
Administrative expenses	(47)	—	(2)	15	(34)	31.4%
Other operating income/(expenses)	21	—	—	(15)	7	(70.5)%
Normalized EBIT	83	—	6	49	137	58.8%
Normalized EBITDA	113	—	8	48	169	42.2%
Normalized EBITDA margin	30.3%				41.2%	1 093	bps

LATIN AMERICA NORTH	2012 Reference base	Scope	Currency translation	Organic growth	2013	Organic growth %
Volumes	56 546	786	—	(2 114)	55 217	(3.7)%
Revenue	5 199	132	(515)	239	5 055	4.6%
Cost of sales	(1 678)	(50)	173	(169)	(1 723)	(10.1)%
Gross profit	3 522	83	(342)	70	3 332	2.0%
Distribution expenses	(653)	(14)	68	(66)	(666)	(10.2)%
Sales and marketing expenses	(631)	(14)	71	(121)	(696)	(19.2)%
Administrative expenses	(272)	(8)	26	(11)	(264)	(3.9)%
Other operating income/(expenses)	172	(2)	(32)	165	302	95.9%
Normalized EBIT	2 136	45	(210)	36	2 008	1.7%
Normalized EBITDA	2 486	61	(247)	85	2 384	3.4%
Normalized EBITDA margin	47.8%				47.2%	(55)	bps

LATIN AMERICA SOUTH	2012 Reference base	Scope	Currency translation	Organic growth	2013	Organic growth %
Volumes	18 556	—	—	(1 184)	17 373	(6.4)%
Revenue	1 477	—	(131)	174	1 520	11.8%
Cost of sales	(601)	—	51	(44)	(594)	(7.2)%
Gross profit	876	—	(80)	131	927	14.9%
Distribution expenses	(139)	—	15	(27)	(151)	(19.1)%
Sales and marketing expenses	(169)	—	13	(24)	(180)	(14.0)%
Administrative expenses	(50)	—	2	(4)	(52)	(7.3)%
Other operating income/(expenses)	(7)	—	1	(4)	(10)	(53.7)%
Normalized EBIT	511	—	(50)	73	534	14.3%
Normalized EBITDA	605	—	(56)	80	628	13.2%
Normalized EBITDA margin	40.9%				41.3%	52	bps

WESTERN EUROPE	2012 Reference base	Scope	Currency translation	Organic growth	2013	Organic growth %
Volumes	14 392	—	—	(1 012)	13 379	(7.0)%
Revenue	1 768	—	(7)	(76)	1 685	(4.3)%
Cost of sales	(761)	—	4	36	(721)	4.7%
Gross profit	1 007	—	(3)	(40)	964	(4.0)%
Distribution expenses	(188)	—	—	10	(177)	5.5%
Sales and marketing expenses	(339)	—	2	(3)	(340)	(0.8)%
Administrative expenses	(127)	—	—	6	(121)	4.5%
Other operating income/(expenses)	6	—	—	2	8	35.9%
Normalized EBIT	360	—	(1)	(25)	334	(6.9)%
Normalized EBITDA	529	—	(1)	(39)	489	(7.4)%
Normalized EBITDA margin	29.9%				29.0%	(95)	bps

CENTRAL AND EASTERN EUROPE	2012 Reference base	Scope	Currency translation	Organic growth	2013	Organic growth %
Volumes	11 295	—	—	(1 135)	10 160	(10.1)%
Revenue	826	—	(10)	(74)	742	(9.0)%
Cost of sales	(455)	—	5	39	(411)	8.5%
Gross profit	371	—	(5)	(35)	330	(9.6)%
Distribution expenses	(98)	—	1	20	(77)	20.5%
Sales and marketing expenses	(208)	—	3	26	(180)	12.2%
Administrative expenses	(51)	—	1	5	(45)	9.5%
Other operating income/(expenses)	2	—	—	(2)	—	(79.8)%
Normalized EBIT	15	—	—	13	28	85.8%
Normalized EBITDA	114	—	(1)	4	117	3.1%
Normalized EBITDA margin	13.8%				15.7%	184	bps

ASIA PACIFIC	2012 Reference base	Scope	Currency translation	Organic growth	2013	Organic growth %
Volumes	28 026	923	—	2 571	31 521	9.2%
Revenue	1 306	30	29	255	1 619	19.5%
Cost of sales	(750)	(19)	(16)	(132)	(916)	(17.6)%
Gross profit	556	10	13	123	702	22.0%
Distribution expenses	(110)	(3)	(2)	(21)	(137)	(19.3)%
Sales and marketing expenses	(337)	(4)	(7)	(42)	(390)	(12.6)%
Administrative expenses	(122)	(3)	(3)	(18)	(146)	(15.0)%
Other operating income/(expenses)	47	—	1	—	48	0.1%
Normalized EBIT	35	1	2	41	78	117.5%
Normalized EBITDA	188	4	5	73	270	38.7%
Normalized EBITDA margin	14.4%				16.7%	231	bps

GLOBAL EXPORT AND HOLDING COMPANIES	2012 Reference base	Scope	Currency translation	Organic growth	2013	Organic growth %
Volumes	4 389	(126)	—	(127)	4 136	(3.0)%
Revenue	781	(14)	5	(9)	762	(1.1)%
Cost of sales	(601)	7	(4)	18	(580)	3.1%
Gross profit	179	(7)	1	10	182	5.6%
Distribution expenses	(57)	2	—	(3)	(58)	(5.6)%
Sales and marketing expenses	(106)	9	—	7	(89)	7.7%
Administrative expenses	(178)	—	—	(4)	(181)	(2.0)%
Other operating income/(expenses)	21	—	—	(1)	20	(6.1)%
Normalized EBIT	(139)	4	1	9	(126)	6.7%
Normalized EBITDA	(56)	4	1	(1)	(52)	(1.2)%

REVENUE

Consolidated revenue grew 2.7% to 19 756m US dollar, with revenue per hectoliter improving 5.6%. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter) revenue growth per hectoliter grew 6.4%, as a result of favorable brand mix and revenue management initiatives.

COST OF SALES

Cost of Sales (CoS) increased 2.9% and 5.9% per hectoliter. On a constant geographic basis, CoS per hectoliter increased 6.5%, primarily due to higher input and production costs, particularly in Latin America North, Latin America South and Asia Pacific, while cost pressures in North America eased as a result of an improved production footprint for the company’s innovations.

OPERATING EXPENSES

Total operating expenses increased 1.6% in the first six months of 2013:

•	Distribution expenses increased 3.4% in 2013, with lower distribution expenses in the United States offset by higher own distribution in Brazil, and higher labor and transportation costs in Argentina, China and Brazil.

•	Sales and marketing expenses increased 5.9% in 2013, due to higher investments behind our brands and innovations in most zones, particularly in Brazil during the FIFA Confederations Cup.

•	Administrative expenses increased by 0.6%.

•	Other operating income was 408m US dollar in 2013 compared to 292m US dollar in 2012. The increase is mainly due to higher government incentives linked to the company’s investments in Brazil.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Normalized EBITDA remained basically flat in nominal terms and increased 3.4% organically to 7 325m US dollar, with an EBITDA margin of 37.1%, an organic growth of 25 bps.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance cost, (v) Non-recurring net finance cost, (vi) Non-recurring items above EBIT (including non-recurring impairment) and (vii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

For the six-month period ended 30 June Million US dollar	Notes	2013	2012[1]
Profit attributable to equity holders of AB InBev		9 509	3 606
Non-controlling interest		860	933
Profit		10 369	4 539
Income tax expense	9	849	732
Share of result of associates	13	(283)	(328)
Non-recurring net finance cost	8	19	1
Net finance cost	8	1 255	878
Non-recurring items above EBIT (including non-recurring impairment)	7	(6 279)	(23)
Normalized EBIT		5 930	5 799
Depreciation, amortization and impairment		1 395	1 353
Normalized EBITDA		7 325	7 152

Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-recurring items are disclosed in Note 7 Non-recurring items.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on AB InBev’s financial statements. The following table sets forth the percentage of its revenue realized by currency for the six-month periods ended 30 June 2013 and 30 June 2012 Reference base:

	2013	2012 Reference base
US dollar	38.8%	38.8%
Brazilian real	24.1%	25.6%
Chinese yuan	8.1%	6.6%
Euro	6.7%	7.0%
Canadian dollar	4.8%	5.1%
Argentinean peso	4.7%	4.5%
Mexican peso	2.6%	2.5%
Russian ruble	2.5%	3.0%
Other	7.7%	6.9%

The following table sets forth the percentage of its normalized EBITDA realized by currency for the periods ended 30 June 2013 and 30 June 2012 Reference base:

	2013	2012 Reference base
US dollar	41.0%	40.6%
Brazilian real	31.7%	33.9%
Canadian dollar	5.2%	5.4%
Argentinean peso	5.1%	4.8%
Chinese yuan	3.8%	2.6%
Euro	3.7%	4.7%
Mexican peso	2.8%	2.2%
Russian ruble	0.8%	0.8%
Other	5.9%	5.0%

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

PROFIT

Normalized profit attributable to equity holders of AB InBev was 3 357m US dollar (normalized EPS 2.09 US dollar) in the first six months of 2013, compared to 3 586m US dollar1 (normalized EPS 2.24 US dollar)1 in the first six months of 2012 (see Note 15 Changes in equity and earnings per share for more details). Profit attributable to equity holders of AB InBev for the first six months of 2013 was 9 509m US dollar, compared to 3 606m US dollar1 for the first six months of 2012 and includes the following impacts:

•	Net finance costs (excluding non-recurring net finance costs): 1 255m US dollar in the first half of 2013 compares to 878m US dollar in the first half of 2012. Net interest expenses increased from 883m US dollar in the first six months of 2012 to 900m US dollar in the first six months of 2013 mainly as a result of the funding of the Grupo Modelo combination. Other financial results for the first six months of 2013 of (126)m US dollar includes 105m US dollar gains from derivatives related to the hedging of the company’s share-based payment programs. In the first six months of 2012, other financial results of 196m US dollar included a gain of 390m US dollar from such derivative contracts. These gains are offset by costs of currency hedges, as well as the payment of bank fees and taxes in the normal course of business. Accretion expenses of (153)m US dollar for the first six months of 2013 increased compared to the first six months of 2012, mainly due to the IFRS accounting treatment for the put option associated with the investment in May 2012 in Cervecería Nacional Dominicana S.A. in the Dominican Republic, resulting in an additional non-cash expense of approximately 30m US dollar per quarter.

•	Non-recurring net finance costs: (19)m US dollar in the first half of 2013 compared to (1) m US dollar in the first half of 2012. Non-recurring net finance costs include (100)m US dollar commitment and utilization fees incurred for the 2012 Facility agreement entered into to fund the Grupo Modelo combination. These costs were partially offset by mark-to market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo. By 30 June 2013, 93% of the deferred share instrument had been hedged at an average price of approximately 67 EUR per share resulting in a mark-to-market gain of 81m US dollar.

•	Share of result of associates: 283m US dollar in the first six months of 2013 compared to 328m US dollar in the first six months of 2012 attributed mainly to the result of Grupo Modelo in Mexico. Following the AB InBev and Grupo Modelo combination, AB InBev is fully consolidating Grupo Modelo in the AB InBev unaudited financial statements as of 4 June 2013, and stopped reporting Grupo Modelo’s results as results from associates as of that date.

•	Income tax expense: 849m US dollar with an effective tax rate of 7.8% for the first six months of 2013 compares with 732m US dollar[1] with an effective tax rate of 14.8%[1] in the first six months of 2012. The decrease in the effective tax rate mainly results from the non-taxable nature of the non-recurring gain related to the fair value adjustment on the initial investment held in Grupo Modelo, gains from certain derivatives related to the hedging of share-based payment programs, a shift in profit mix to countries with lower marginal tax rates, as well as incremental tax benefits. Excluding the effect of non-recurring items, the normalized effective tax rate was 15.8% in 2013 versus 14.7% in 2012.

•	Profit attributable to non-controlling interest: 860m US dollar in the first six months of 2013, a decrease from 933m US dollar[1] in the first six months of 2012, mainly due to the depreciation of the Brazilian real to the US dollar.

1.3.     Liquidity position and capital resources

CASH FLOWS

For the six-month period ended 30 June Million US dollar	2013	2012
Cash flow from operating activities	3 684	4 595
Cash flow from investing activities	(6 933)	(2 535)
Cash flow from financing activities	3 299	(3 513)

Net increase/(decrease) in cash and cash equivalents	50	(1 453)

Cash flows from operating activities

For the six-month period ended 30 June Million US dollar	2013	2012[1]
Profit	10 369	4 539
Revaluation of initial investment in Grupo Modelo	(6 415)	—
Interest, taxes and non-cash items included in profit	3 478	2 797

Cash flow from operating activities before changes in working capital and use of provisions	7 432	7 336
Change in working capital	(1 539)	(1 156)
Pension contributions and use of provisions	(282)	(453)
Interest and taxes (paid)/received	(2 528)	(1 849)
Dividends received	601	717

Cash flow from operating activities	3 684	4 595

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

AB InBev’s cash flow from operating activities reached 3 684m US dollar in the first half of 2013 compared to 4 595m US dollar in the first half of 2012. The decrease mainly results from higher interest and taxes paid and negative changes in working capital in the first half of 2013.

Changes in working capital in the first half of 2013 and 2012 reflect higher working capital levels compared to year-end levels partly due to seasonality. Changes in working capital in the first half of 2013 are negatively impacted by the payments related to capital expenditure projects in 2012, which had on average longer payment terms.

Cash flow from investing activities

For the six-month period ended 30 June Million US dollar	2013	2012
Net capex	(1 329)	(1 139)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(16 880)	(1 346)
Proceeds from the sale of/(investments in) short-term debt securities	6 703	(1)
Proceeds from the sale of assets held for sale	4 787	—
Other	(214)	(49)

Cash flow from investing activities	(6 933)	(2 535)

Net cash used in investing activities was 6 933m US dollar in the first half of 2013 as compared to 2 535m US dollar in the first half of 2012. The evolution of the cash used in investment activities in the first half of 2013 is mainly explained by the combination with Grupo Modelo and the sale by Grupo Modelo of its US business to Constellation Brands. See also Note 6 Acquisitions and disposals of subsidiaries.

AB InBev’s net capital expenditures amounted to 1 329m US dollar in the first half of 2013 and 1 139m US dollar the first half of 2012. Out of the total capital expenditures of 2013 approximately 50% was used to improve the company’s production facilities while 42% was used for logistics and commercial investments. Approximately 8% was used for improving administrative capabilities and purchase of hardware and software.

Cash flow from financing activities

For the six-month period ended 30 June Million US dollar	2013	2012
Dividends paid	(4 562)	(3 079)
Net (payments on)/proceeds from borrowings	6 309	(315)
Net proceeds from the issue of share capital	41	95
Cash received for deferred shares instrument	1 500	—
Other (including net finance cost other than interest)	11	(214)

Cash flow from financing activities	3 299	(3 513)

The cash inflow from AB InBev’s financing activities amounted to 3 299m US dollar in the first half of 2013, as compared to a cash outflow of 3 513m US dollar in the first half of 2012. The first half of 2013 cash flow from financing activities reflects the funding of the combination with Grupo Modelo, higher dividend pay outs as compared to 2012 and the cash proceeds from the deferred share instruments issued in a transaction related to the combination with Grupo Modelo.

AB InBev’s cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 30 June 2013 amounted to 6 910m US dollar. As of 30 June 2013, the company had total liquidity of 11 575m US dollar, which consisted of 4 500m US dollar available under committed long-term credit facilities, 165m US dollar under short-term credit facilities and 6 910m US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although the company may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund the company’s continuing operations. AB InBev financed the Grupo Modelo combination with funds drawn under the 2012 Facilities Agreement and cash, cash equivalents and short-term investment in debt securities the company had accumulated pending the closing of the Grupo Modelo transaction. In June 2013, AB InBev fully repaid the portion of the 2012 Facilities Agreement that was drawn for the combination and terminated the 2012 Facilities Agreement.

CAPITAL RESOURCES AND EQUITY

AB InBev’s net debt increased to 43 092m US dollar as at 30 June 2013, from 30 114m US dollar as at 31 December 2012.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

Apart from operating results net of capital expenditures, the net debt is mainly impacted by the payment associated with the Modelo combination net of the cash acquired and the proceeds from the sales to Constellation (11.6 billion US dollar), the proceeds from the deferred share instruments (1.5 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (4.6 billion US dollar), the payment of interests and taxes (2.5 billion US dollar) and the impact of changes in foreign exchange rates (13m US dollar increase of net debt).

Net debt to normalized EBITDA increased from 1.94x on a reported basis for the 12-month period ending 31 December 2012 to 2.75x on a reported basis for the 12-month period ending 30 June 2013 (July 2012 - June 2013 as reported) and 2.50x on an amended basis for the 12-month period ending 30 June 2013, incorporating the reference base EBITDA of the Grupo Modelo combination from 1 July 2012 until June 2013.

Consolidated equity attributable to equity holders of AB InBev as at 30 June 2013 was 47 491m US dollar, compared to 41 154m US dollar1 as at 31 December 2012. The combined effect of the weakening of mainly the closing rates of the Brazilian real and the Argentinean peso and the strengthening of mainly the closing rates of the euro, the pound sterling, the Mexican peso, the Russian ruble and the Chinese yuan resulted in a foreign exchange translation adjustment of 1 680m US dollar. Further details on equity movements can be found in the unaudited condensed consolidated interim statement of changes in equity.

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 16 Interest-bearing loans and borrowings and Note 19 Risks arising from financial instruments.

1.4.     Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

RISKS RELATING TO AB INBEV AND THE BEER AND BEVERAGE INDUSTRY

AB InBev relies on the reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media and messages used or the introduction of similar restrictions may constraint AB InBev’s brand building potential and thus reduce the value of its brands and related revenues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

Certain of AB InBev’s operations depend on independent distributors’ or wholesalers’ efforts to sell AB InBev’s products and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors or any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev’s business, results of operations and financial condition.

Changes in the availability or price of raw materials, commodities, energy and water could have an adverse effect on AB InBev’s results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge changes in commodity prices.

AB InBev relies on key third parties, including key suppliers for a range of raw materials for beer and soft drinks, and for packaging material. The termination of or material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer and soft drinks and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. In addition, a number of key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, investments in companies in which AB InBev does not own a controlling interest and AB InBev’s licensees are subject to negative publicity, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

Competition in its various markets and increased purchasing power of players in AB InBev’s distribution channels, could cause AB InBev to reduce pricing, increase capital investment, increase marketing and other expenditures, prevent AB InBev from increasing prices to recover higher cost and thereby cause AB InBev to reduce margins or lose market share. Any dilution of AB InBev’s brands as a result of competitive trends could also lead to a significant erosion of AB InBev’s profitability. Any of the foregoing could have a material adverse effect on AB InBev’s business, financial condition and results of operations. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond quicker to the emerging trends, such as the increasing consumer preference for “craft beers” produced by smaller microbreweries.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations or the operations of its licensed third parties. Also, public concern about beer and soft drink consumption and any resulting restrictions may cause the social acceptability of beer and soft drink to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on AB InBev’s business, financial condition and results of operations.

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof as well as being subject to regulatory scrutiny, could affect AB InBev’s business or the businesses of its subsidiaries.

In recent years, there has been an increased public and political attention directed at the alcoholic beverage and food and soft drinks industries, as a result health care concerns related to the harmful use of alcohol (including drunk driving, excessive, abusive and underage drinking) and to health concerns such as diabetes and obesity related to the overconsumption of food and soft-drinks. Negative publicity regarding AB InBev’s products and brands or publication of studies indicating a significant risk in using AB InBev’s products generally or changes in consumer perceptions in relation to AB InBev’s products could adversely affect the sale and consumption of AB InBev’s products and could harm its business, results of operations, cash flows or financial condition.

Demand for AB InBev’s products may be adversely affected by changes in consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways. Failure by AB InBev to anticipate or respond adequately to changes in consumer preferences and tastes or to developments in new forms of media and marketing could adversely impact AB InBev’s business, results of operations and financial condition.

The beer and beverage industry may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages. Also, minimum pricing is another form of fiscal regulation that can affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation by national, local or foreign authorities or higher corporate income tax rates or to new or modified taxation regulations and requirements. An increase in beer excise taxes or other taxes could adversely affect the financial results of AB InBev as well as its results of operations.

Seasonal consumption cycles and adverse weather conditions in the markets in which AB InBev operates may result in fluctuations in demand for AB InBev’s products and therefore may have an adverse impact on AB InBev’s business, results of operations and financial condition.

Climate change, or legal, regulatory or market measures to address climate change could have a long-term, material adverse impact on AB InBev’s business and results of operations. Further, water scarcity or poor water quality may affect AB InBev by increasing production costs and capacity constraints, which could adversely affect AB InBev’s business and results of operations.

A substantial portion of AB InBev’s operations are carried out in emerging European, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include, amongst others, political insurrection, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between the countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, crime and lack of law enforcement as well as financial risks, which include risk of liquidity, inflation, devaluation, price volatility, currency convertibility and country default. Such emerging market risks could adversely impact AB InBev’s business, results of operations and financial condition.

Economic and political events in Argentina may adversely affect our Argentina operations. The political instability, fluctuations in the economy, governmental actions concerning the economy of Argentina, the devaluation of the Argentine peso, inflation and deteriorating macroeconomic conditions in Argentina could indeed have, and may continue to have, a material adverse effect on AB InBev’s Latin America South operations, their financial condition and their results. Also, if the economic or political situation in Argentina deteriorates, our Latin America South operations may be subject to additional restrictions under a new Argentinean foreign exchange, export repatriation or expropriation regime that could adversely affect AB InBev’s liquidity and operations, and its ability to access such funds from Argentina.

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may, despite of it having certain product liability insurance policies in place, be subject to product recalls or other liabilities, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and it faces financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for AB InBev’s future capital needs or refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available on attractive terms, or at all. AB InBev has incurred substantial indebtedness by entering into several senior credit facilities and accessing the bond markets from time to time based on its financial needs. The portion of AB InBev’s consolidated balance sheet represented by debt will remain significantly higher as compared to its historical position. AB InBev’s increased level of debt could have significant adverse consequences on AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates; (iii) impairing its ability to obtain additional financing in the future, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), and (v) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including recent significant price volatility and liquidity disruptions in the global credit markets, as well as downward pressure on credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. Further, AB InBev reduced the amount of dividends it paid past years and may continue to restrict the amount of dividends it will pay as a result of AB InBev’s level of debt and its strategy to give priority to deleveraging. Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, a failure of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed would have a material adverse effect on its financial condition and results of operations.

AB InBev’s results could be negatively affected by increasing interest rates. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the US dollar will affect its consolidated income statement and balance sheet when the results of those operating companies are translated into US dollar for reporting purposes. Also, there can be no assurance that the policies in place to manage commodity price and foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. In particular concerns regarding the eurozone sovereign debt crisis may result in increased volatility of euro exchange rates and make it more difficult for AB InBev to successfully hedge the effects of the euro foreign exchange exposure. Further, financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition.

Failure to generate significant cost savings and margin improvement through initiatives for improving operational efficiencies could adversely affect AB InBev’s profitability and AB InBev’s ability to achieve its financial goals.

AB InBev may not be able to successfully carry out further acquisitions and business integrations or restructuring. AB InBev cannot make further acquisitions unless it can identify suitable candidates and agree on terms with them. AB InBev may not be able to successfully complete such transactions. In addition, such transactions may involve the assumption of certain liabilities, which may have a potential impact on AB InBev’s financial risk profile. Further, the price AB InBev may pay in any future acquisition may prove to be too high as a result of various factors.

The combination with Grupo Modelo has exposed AB InBev to risks related to significant costs related to the combination and potential difficulties in integration of Grupo Modelo into AB InBev’s existing operations and the extraction of synergies from the transaction. Since AB InBev has financed the Modelo combination with a senior credit facility and via unsecured bonds, AB InBev has incurred an increased level of debt. AB InBev’s ability to repay its outstanding indebtedness will depend upon market conditions, and unfavorable conditions could increase costs beyond what is anticipated. Such costs could have a material adverse impact on cash flows or AB InBev’s results of operations or both. In addition, an inability to refinance all or a substantial amount of these debt obligations when they become due would have a material adverse effect on AB InBev’s financial condition and results of operations. Also, ratings agencies may downgrade AB InBev’s credit ratings below their current levels as a result of the Modelo combination and the incurrence of the related financial indebtedness. Any credit rating downgrade could materially adversely affect AB InBev’s ability to finance its ongoing operations, and to refinance the debt incurred to fund the Modelo combination including by increasing its cost of borrowing, significantly harm its financial condition, results of operations and profitability, including its ability to refinance its other existing indebtedness. Finally, although the estimated expense savings, revenue synergies, anticipated business growth opportunities, cost savings, increased profits, synergies and other benefits contemplated by the Modelo combination are significant, there can be no assurance that the Modelo combination will realize these benefits in the time expected or at all. Any failures, material delays or unexpected costs of the integration process could therefore have a material adverse effect on our business, results of operations and financial condition.

If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future which could be significant and which could have an adverse effect on AB InBev’s results of operations and financial condition.

Although AB InBev’s operations in Cuba are quantitatively immaterial, its overall business reputation may suffer or it may face additional regulatory scrutiny as a result of its activities in Cuba based on Cuba’s identification as a state sponsor of terrorism and target of US economic and trade sanctions. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, US legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended, claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. AB InBev has received notice of a claim purporting to be made under the Helms-Burton Act. AB InBev is currently unable to express a view as to the validity of such claims, or as to the standing of the claimants to pursue them.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdown, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress, or for other reasons. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and clients and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

AB InBev relies on information technology systems to process, transmit, and store electronic information. Although AB InBev takes various actions to minimize potential technology disruptions, such disruptions could impact AB InBev’s business. For example, if outside parties gained access to AB InBev’s confidential data or strategic information and appropriated such information or made such information public, this could harm AB InBev’s reputation or its competitive advantage. More generally, technology disruptions could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

AB InBev’s business and operating results could be negatively impacted by social, technical, natural, physical or other disasters.

AB InBev’s insurance coverage may not be sufficient. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

AB InBev is exposed to the risk of a global recession or a recession in one or more of its key markets, and to credit and capital market volatility and economic financial crisis, such as for example recent concerns regarding the eurozone sovereign debt crisis and the level of U.S. federal debt, which could result in lower revenue and reduced profit, as beer consumption in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, on its business, results of operations and financial condition, and on the market price of its shares and ADSs.

AB InBev operates its business and markets its products in certain countries that are less developed, have less stability in legal systems and financial markets, and are potentially more corrupt business environments than Europe and the United States, and therefore present greater political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act.

The audit report included in AB InBev’s annual report is prepared by an auditor who is not inspected by the US Public Company Accounting Oversight Board (PCAOB), This lack of PCAOB inspections in Belgium prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in Belgium, including AB InBevs auditors. As a result, US and other investors may be deprived of the benefits of PCAOB inspections.

AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 21 Contingencies of the unaudited condensed consolidated interim financial statements.

RISKS ARISING FROM FINANCIAL INSTRUMENTS

Note 28 of the 2012 consolidated financial statements and Note 19 of the 2013 unaudited condensed consolidated interim financial statements on Risks arising from financial instruments contain detailed information on the company’s exposures to financial risks and its risk management policies.

1.5.     Events after the balance sheet date

Please refer to Note 23 Events after the balance sheet date of the unaudited condensed consolidated interim financial statements.

1.6.     Adjusted segment information

Given the transformational nature of the transaction with Grupo Modelo, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev has updated its 2012 segment reporting for purposes of result announcement and internal review by senior management. This presentation (referred to as the “2012 Reference base”) includes, for comparative purposes, the results of the Grupo Modelo business as if the combination had taken place on 4 June 2012. Upon the combination with Grupo Modelo, the Grupo Modelo businesses are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the new Zone Mexico, the Spanish business is reported in the Zone Western Europe and the Export business is reported in the Global Export and Holding Companies segment.

The 2012 Reference base also reflects the effects of retrospective application on the revised IAS 19 - Employee Benefits (see Note 3 Summary of significant accounting policies) and the transfer of management responsibility for Ecuador and Peru to the Zone Latin America South. These countries were previously reported within the Zone Latin America North, thus with no impact at the consolidated level.

AB INBEV WORLDWIDE	1Q 2012 Reference base	2Q 2012 Reference base	3Q 2012 Reference base	4Q 2012 Reference base	2012 Reference base
Volumes	93 178	106 018	119 638	111 987	430 821
Revenue	9 332	10 353	11 622	11 621	42 927
Cost of sales	(3 849)	(4 409)	(4 876)	(4 620)	(17 754)
Gross profit	5 483	5 944	6 746	7 001	25 173
Distribution expenses	(941)	(1 008)	(1 079)	(1 054)	(4 082)
Sales & marketing expenses	(1 265)	(1 500)	(1 573)	(1 465)	(5 803)
Administrative expenses	(512)	(570)	(746)	(716)	(2 544)
Other operating income/(expenses)	125	167	246	255	793
Normalized EBIT	2 890	3 032	3 594	4 021	13 537
Normalized EBITDA	3 555	3 752	4 359	4 814	16 480
Normalized EBITDA margin	38.1%	36.2%	37.5%	41.4%	38.4%

NORTH AMERICA	1Q 2012 Reference base	2Q 2012 Reference base	3Q 2012 Reference base	4Q 2012 Reference base	2012 Reference base
Volumes	29 778	32 898	33 799	28 664	125 139
Revenue	3 731	4 222	4 315	3 759	16 028
Cost of sales	(1 533)	(1 733)	(1 774)	(1 576)	(6 615)
Gross profit	2 198	2 489	2 541	2 183	9 412
Distribution expenses	(316)	(348)	(346)	(309)	(1 319)
Sales & marketing expenses	(422)	(473)	(472)	(427)	(1 794)
Administrative expenses	(120)	(116)	(117)	(100)	(452)
Other operating income/(expenses)	11	17	18	17	64
Normalized EBIT	1 352	1 570	1 624	1 365	5 911
Normalized EBITDA	1 552	1 776	1 828	1 579	6 735
Normalized EBITDA margin	41.6%	42.1%	42.4%	42.0%	42.0%

MEXICO	1Q 2012 Reference base	2Q 2012 Reference base	3Q 2012 Reference base	4Q 2012 Reference base	2012 Reference base
Volumes	—	3 315	9 531	10 192	23 038
Revenue	—	374	1 095	1 147	2 616
Cost of sales	—	(146)	(451)	(416)	(1 014)
Gross profit	—	228	644	731	1 602
Distribution expenses	—	(39)	(119)	(112)	(270)
Sales & marketing expenses	—	(80)	(220)	(215)	(515)
Administrative expenses	—	(47)	(142)	(148)	(338)
Other operating income/(expenses)	—	21	57	24	102
Normalized EBIT	—	83	220	279	582
Normalized EBITDA	—	113	306	358	777
Normalized EBITDA margin		30.3%	28.0%	31.2%	29.7%

LATIN AMERICA NORTH	1Q 2012 Reference base	2Q 2012 Reference base	3Q 2012 Reference base	4Q 2012 Reference base	2012 Reference base
Volumes	29 411	27 135	29 674	36 163	122 382
Revenue	2 808	2 392	2 680	3 388	11 268
Cost of sales	(880)	(798)	(863)	(979)	(3 519)
Gross profit	1 928	1 594	1 817	2 410	7 748
Distribution expenses	(347)	(306)	(291)	(333)	(1 277)
Sales & marketing expenses	(317)	(315)	(285)	(288)	(1 204)
Administrative expenses	(134)	(139)	(211)	(128)	(612)
Other operating income/(expenses)	84	88	118	136	426
Normalized EBIT	1 214	922	1 148	1 797	5 081
Normalized EBITDA	1 383	1 103	1 329	1 972	5 787
Normalized EBITDA margin	49.3%	46.1%	49.6%	58.2%	51.4%

LATIN AMERICA SOUTH	1Q 2012 Reference base	2Q 2012 Reference base	3Q 2012 Reference base	4Q 2012 Reference base	2012 Reference base
Volumes	10 945	7 611	8 192	11 348	38 097
Revenue	871	606	694	1 039	3 209
Cost of sales	(330)	(271)	(280)	(363)	(1 244)
Gross profit	541	335	413	676	1 966
Distribution expenses	(79)	(61)	(70)	(87)	(296)
Sales & marketing expenses	(87)	(82)	(85)	(83)	(336)
Administrative expenses	(25)	(25)	(29)	(30)	(108)
Other operating income/(expenses)	(5)	(3)	5	6	4
Normalized EBIT	346	165	235	483	1 228
Normalized EBITDA	392	212	278	536	1 419
Normalized EBITDA margin	45.0%	35.0%	40.1%	51.6%	44.2%

WESTERN EUROPE	1Q 2012 Reference base	2Q 2012 Reference base	3Q 2012 Reference base	4Q 2012 Reference base	2012 Reference base
Volumes	6 198	8 194	7 913	7 329	29 634
Revenue	757	1 011	968	914	3 650
Cost of sales	(338)	(423)	(404)	(390)	(1 555)
Gross profit	419	589	564	524	2 095
Distribution expenses	(87)	(101)	(95)	(87)	(369)
Sales & marketing expenses	(156)	(183)	(171)	(154)	(663)
Administrative expenses	(69)	(58)	(64)	(68)	(259)
Other operating income/(expenses)	3	4	7	11	24
Normalized EBIT	110	250	241	226	827
Normalized EBITDA	194	335	323	312	1 163
Normalized EBITDA margin	25.6%	33.1%	33.3%	34.1%	31.9%

CENTRAL AND EASTERN EUROPE	1Q 2012 Reference base	2Q 2012 Reference base	3Q 2012 Reference base	4Q 2012 Reference base	2012 Reference base
Volumes	4 322	6 973	6 547	4 943	22 785
Revenue	305	521	467	375	1 668
Cost of sales	(181)	(274)	(248)	(211)	(914)
Gross profit	124	247	219	164	754
Distribution expenses	(41)	(58)	(47)	(39)	(184)
Sales & marketing expenses	(87)	(121)	(87)	(105)	(400)
Administrative expenses	(27)	(24)	(26)	(37)	(113)
Other operating income/(expenses)	(2)	4	3	0	5
Normalized EBIT	(33)	48	63	(17)	62
Normalized EBITDA	16	99	110	32	257
Normalized EBITDA margin	5.1%	18.9%	23.6%	8.6%	15.4%

ASIA PACIFIC	1Q 2012 Reference base	2Q 2012 Reference base	3Q 2012 Reference base	4Q 2012 Reference base	2012 Reference base
Volumes	10 914	17 113	19 779	9 862	57 667
Revenue	538	768	859	525	2 690
Cost of sales	(326)	(423)	(468)	(347)	(1 565)
Gross profit	212	345	391	178	1 125
Distribution expenses	(45)	(65)	(73)	(51)	(235)
Sales & marketing expenses	(139)	(198)	(194)	(140)	(670)
Administrative expenses	(57)	(65)	(67)	(86)	(274)
Other operating income/(expenses)	25	22	25	49	121
Normalized EBIT	(4)	38	83	(50)	67
Normalized EBITDA	71	117	164	44	396
Normalized EBITDA margin	13.1%	15.2%	19.0%	8.5%	14.7%

GLOBAL EXPORT AND HOLDING COMPANIES	1Q 2012 Reference base	2Q 2012 Reference base	3Q 2012 Reference base	4Q 2012 Reference base	2012 Reference base
Volumes	1 611	2 778	4 202	3 487	12 079
Revenue	322	459	544	473	1 798
Cost of sales	(260)	(341)	(389)	(338)	(1 328)
Gross profit	62	118	156	136	471
Distribution expenses	(27)	(30)	(38)	(37)	(132)
Sales & marketing expenses	(57)	(49)	(60)	(54)	(220)
Administrative expenses	(81)	(96)	(90)	(119)	(386)
Other operating income/(expenses)	9	13	13	12	47
Normalized EBIT	(95)	(45)	(19)	(62)	(221)
Normalized EBITDA	(53)	(3)	22	(21)	(54)

2.     Statement of the Board of Directors

The Board of Directors of Anheuser-Busch InBev NV/SA certifies, on behalf and for the account of the company, that, to the best of their knowledge, (a) the condensed consolidated interim financial statements which have been prepared in accordance with the International Financial Reporting Standard on interim financial statements (IAS 34), as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the interim management report includes a fair overview of the information required under Article 13, §§ 5 and 6 of the Royal Decree of November 14, 2007 on the obligations of issuers of financial instruments admitted to trading on a regulated market.

3.     Report of the statutory auditor

STATUTORY AUDITOR’S REPORT TO THE BOARD OF DIRECTORS OF ANHEUSER-BUSCH INBEV NV/SA ON THE REVIEW OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2013

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Anheuser-Busch InBev NV/SA and its subsidiaries as of 30 June 2013 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, as well as the explanatory notes. The board of directors is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of Review

We conducted our review in accordance with both International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” and the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing or with the standards of the Public Company Accounting Oversight Board (United States) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PwC Bedrijfsrevisoren cuba, burgerlijke vennootschap met handelsvorm - PwC Reviseurs d’Entreprises scrl, société civile à forme commerciale-Financial Assurance Services

Maatschappelijke zetel/Siége social: Woluwe Garden, Woluwedal 18, B-1932 Sint-Stevens-Woluwe T: +32 (0)2 710 4211,

F: +32 (0)2 710 4299, www.pwc.com

BTW/TVA BE 0429.501.944 / RPR Brussel - RPM Bruxelles / ING BE43 3101 3811 9501 - BIC BBRUBEBB / RBS BE89 7205 4043 3185 - BIC ABNABEBR

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union.

Sint-Stevens-Woluwe, 30 July 2013

Statutory auditor

PwC Bedrijfsrevisoren BCVBA

Represented by

/s/ Yves Vandenplas

Yves Vandenplas

Bedrijfsrevisor / Réviseur d’Entreprise

4.	Unaudited condensed consolidated interim financial statements

4.1.	Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June Million US dollar, except earnings per shares in US dollar	Notes	2013	2012[1]
Revenue		19 756	19 202
Cost of sales		(8 355)	(8 051)

Gross profit		11 401	11 151
Distribution expenses		(1 936)	(1 907)
Sales and marketing expenses		(2 869)	(2 681)
Administrative expenses		(1 074)	(1 034)
Other operating income/(expenses)		408	270

Profit from operations before non-recurring items		5 930	5 799
Restructuring (including impairment losses)	7	(62)	(7)
Business and asset disposal (including impairment losses)	7	—	39
Acquisition costs business combinations	7	(74)	(9)
Fair value adjustments	7	6 415	—

Profit from operations		12 209	5 822
Finance cost	8	(1 401)	(1 306)
Finance income	8	146	428
Non-recurring net finance cost	8	(19)	(1)

Net finance cost		(1 274)	(879)
Share of result of associates	13	283	328

Profit before tax		11 218	5 271
Income tax expense	9	(849)	(732)

Profit		10 369	4 539
Attributable to:
Equity holders of AB InBev		9 509	3 606
Non-controlling interest		860	933
Basic earnings per share	15	5.92	2.26
Diluted earnings per share	15	5.81	2.22
Basic earnings per share before non-recurring items	15	2.09	2.24
Diluted earnings per share before non-recurring items	15	2.05	2.21

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

4.2.	Unaudited condensed consolidated interim statement of comprehensive income

For the six-month period ended 30 June Million US dollar	2013	2012[1]
Profit	10 369	4 539
Other comprehensive income: Items that will not be reclassified to profit or loss:
Actuarial gains/(losses)	53	33
Other comprehensive income: Items that may be reclassified subsequently to profit or loss:
Translation reserves (gains/(losses))
Exchange differences on translation of foreign operations	(2 033)	(189)
Effective portion of changes in fair value of net investment hedges	58	(276)
Cash flow hedges
Recognized in equity	418	8
Removed from equity and included in profit or loss	28	(108)
Removed from equity and included in the initial cost of inventories and investment	—	(24)
Share of other comprehensive results of associates	—	281

	(1 529)	(308)
Other comprehensive income, net of tax	(1 476)	(275)
Total comprehensive income	8 893	4 264
Attributable to:
Equity holders of AB InBev	8 327	3 412
Non-controlling interest	566	852

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

4.3.	Unaudited condensed consolidated interim statement of financial position

As at Million US dollar	Notes	30 June 2013	31 December 2012[1]	1 January 2012[1]
ASSETS
Non-current assets
Property, plant and equipment	10	20 374	16 461	16 022
Goodwill	11	70 630	51 766	51 302
Intangible assets	12	29 396	24 371	23 818
Investments in associates	13	171	7 090	6 696
Investment securities		285	256	244
Deferred tax assets		1 199	807	673
Employee benefits		12	12	10
Trade and other receivables		1 472	1 228	1 339

		123 539	101 991	100 104
Current assets
Investment securities	14	219	6 827	103
Inventories		3 219	2 500	2 466
Income tax receivable		95	195	312
Trade and other receivables		4 849	4 023	4 121
Cash and cash equivalents	14	6 701	7 051	5 320
Assets held for sale		41	34	1

		15 124	20 630	12 323

Total assets		138 663	122 621	112 427
EQUITY AND LIABILITIES
Equity
Issued capital	15	1 735	1 734	1 734
Share premium		17 590	17 574	17 557
Reserves		778	327	469
Retained earnings		27 388	21 519	17 744

Equity attributable to equity holders of AB InBev		47 491	41 154	37 504
Non-controlling interest		4 476	4 299	3 552

		51 967	45 453	41 056
Non-current liabilities
Interest-bearing loans and borrowings	16	45 199	38 951	34 598
Employee benefits		3 836	3 687	3 428
Deferred tax liabilities		12 100	11 168	11 279
Trade and other payables	18	4 581	2 313	1 548
Provisions		574	641	874

		66 290	56 760	51 727
Current liabilities
Bank overdrafts	14	10	—	8
Interest-bearing loans and borrowings	16	5 141	5 390	5 559
Income tax payable		1 716	543	499
Trade and other payables	18	13 295	14 295	13 337
Provisions		244	180	241

		20 406	20 408	19 644

Total equity and liabilities		138 663	122 621	112 427

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	As reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

4.4.	Unaudited condensed consolidated interim statement of changes in equity

	Attributable to equity holders of AB InBev[1]
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ (losses)	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity
As per 1 January 2012	1 734	17 557	(1 137)	536	2 418	(188)	(1 160)	—	17 744	37 504	3 552	41 056
Profit	—	—	—	—	—	—	—	—	3 606	3 606	933	4 539
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(365)	—	—	—	—	(365)	(100)	(465)
Cash flow hedges	—	—	—	—	—	(138)	—	—	—	(138)	14	(124)
Actuarial gains/(losses)	—	—	—	—	—	—	28	—	—	28	5	33
Share of other comprehensive results of associates	—	—	—	—	281	—	—	—	—	281	—	281
Total comprehensive income	—	—	—	—	(84)	(138)	28	—	3 606	3 412	852	4 264
Shares issued	—	6	—	—	—	—	—	—	—	6	—	6
Dividends	—	—	—	—	—	—	—	—	(2 705)	(2 705)	(426)	(3 131)
Treasury shares	—	—	56	—	—	—	—	—	—	56	(3)	53
Share-based payments	—	—	—	67	—	—	—	—	—	67	6	73
Scope and other changes	—	—	—	—	—	—	—	—	(636)	(636)	49	(587)

As per 30 June 2012	1 734	17 563	(1 081)	603	2 334	(326)	(1 132)	—	18 009	37 704	4 030	41 734

	Attributable to equity holders of AB InBev[1]
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ (losses)	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity
As per 1 January 2013	1 734	17 574	(1 000)	693	2 147	(79)	(1 434)	—	21 519	41 154	4 299	45 453
Profit	—	—	—	—	—	—	—	—	9 509	9 509	860	10 369
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(1 680)	—	—	—	—	(1 680)	(295)	(1 975)
Cash flow hedges	—	—	—	—	—	447	—	—	—	447	(1)	446
Actuarial gains/(losses)	—	—	—	—	—	—	51	—	—	51	2	53
Share of other comprehensive results of associates	—	—	—	—	—	—	—	—	—	—	—	—
Total comprehensive income	—	—	—	—	(1 680)	447	51	—	9 509	8 327	566	8 893
Shares issued	1	16	—	—	—	—	—	1 500	—	1 517	—	1 517
Dividends	—	—	—	—	—	—	—	—	(3 512)	(3 512)	(455)	(3 967)
Treasury shares	—	—	63	—	—	—	—	—	—	63	—	63
Share-based payments	—	—	—	70	—	—	—	—	—	70	8	78
Scope and other changes	—	—	—	—	—	—	—	—	(128)	(128)	58	(70)

As per 30 June 2013	1 735	17 590	(937)	763	467	368	(1 383)	1 500	27 388	47 491	4 476	51 967

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	As reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

4.5.	Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June Million US dollar	Notes	2013	2012[1]
OPERATING ACTIVITIES
Profit		10 369	4 539
Depreciation, amortization and impairment		1 395	1 353
Impairment losses on receivables, inventories and other assets		56	49
Additions/(reversals) in provisions and employee benefits		120	17
Net finance cost	8	1 274	879
Loss/(gain) on sale of property, plant and equipment and intangible assets		(3)	(42)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(7)	2
Revaluation of initial investment in Grupo Modelo		(6 415)	—
Equity-settled share-based payment expense	17	105	98
Income tax expense	9	849	732
Other non-cash items included in the profit		(28)	37
Share of result of associates	13	(283)	(328)

Cash flow from operating activities before changes in working capital and use of provisions		7 432	7 336
Decrease/(increase) in trade and other receivables		(343)	(114)
Decrease/(increase) in inventories		(199)	(227)
Increase/(decrease) in trade and other payables	18	(997)	(815)
Pension contributions and use of provisions		(282)	(453)

Cash generated from operations		5 611	5 727
Interest paid		(1 202)	(1 047)
Interest received		129	80
Dividends received		601	717
Income tax paid		(1 455)	(882)

CASH FLOW FROM OPERATING ACTIVITIES		3 684	4 595
INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		64	71
Acquisition of subsidiaries, net of cash acquired	6	(16 880)	(1 346)
Purchase of non-controlling interest	15	(51)	(25)
Acquisition of property, plant and equipment and of intangible assets	10/12	(1 393)	(1 210)
Proceeds from the sale of assets held for sale	14	4 787	—
Net proceeds from sale/(acquisition) of investment in short-term debt securities	14	6 703	(1)
Net proceeds from sale/(acquisition) of other assets		(160)	(34)
Net repayments/(payments) of loans granted		(3)	10

CASH FLOW FROM INVESTING ACTIVITIES		(6 933)	(2 535)
FINANCING ACTIVITIES
Net proceeds from the issue of share capital	15	41	95
Proceeds from borrowings		18 071	6 377
Payments on borrowings		(11 762)	(6 692)
Cash received for deferred shares instrument		1 500	—
Cash net finance costs other than interests		11	(214)
Dividends paid		(4 562)	(3 079)

CASH FLOW FROM FINANCING ACTIVITIES		3 299	(3 513)
Net increase/(decrease) in cash and cash equivalents		50	(1 453)
Cash and cash equivalents less bank overdrafts at beginning of year		7 051	5 312
Effect of exchange rate fluctuations		(410)	(186)

Cash and cash equivalents less bank overdrafts at end of period	14	6 691	3 673

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

4.6.	Notes to the unaudited condensed consolidated interim financial statements

1. CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer, one of the world’s top five consumer products companies and recognized as first in the beverage industry on FORTUNE Magazine’s “World’s Most Admired” companies list. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. The company invests the majority of its brand-building resources on its Focus Brands – those with the greatest growth potential such as global brands Budweiser®, Corona®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of its approximately 150 000 employees based in 24 countries worldwide. In 2012, AB InBev realized 39.8 billion US dollar revenue. The company strives to be the Best Beer Company in a Better World.

The unaudited condensed consolidated interim financial statements of the company for the six-month period ended 30 June 2013 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and jointly controlled entities. The condensed consolidated interim financial statements as of 30 June 2013 and for the six-month periods ended 30 June 2013 and 30 June 2012 are unaudited; however, in the opinion of the company, the interim data include all adjustments, consisting of only normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on 30 July 2013.

2. STATEMENT OF COMPLIANCE

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2012. AB InBev did not apply any European carve-outs from IFRS. AB InBev has not applied early any new IFRS requirements that are not yet effective in 2013.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied are consistent with those applied in the annual consolidated financial statements ended 31 December 2012, except as described below.

(A) SUMMARY OF CHANGES IN ACCOUNTING POLICIES

IFRSs WITH EFFECTIVE APPLICATION FOR ANNUAL PERIODS BEGINNING ON 1st JANUARY 2013:

IFRS 10 Consolidated Financial Statements, which provides a single consolidation model that identifies control as the basis for consolidation for all types of entities.

IFRS 11 Joint Arrangements, which establishes principles for the financial reporting by parties to a joint arrangement and replaces the current proportionate consolidation method by the equity method.

IFRS 12 Disclosure of Interests in Other Entities, which combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement, which does not establish new requirements for when fair value is required but provides a single source of guidance on how fair value is measured.

IAS 19 Employee Benefits (Revised 2011):

The amendments that caused the most significant impacts in the company’s financial statements include:

•	Expected returns on plan assets will no longer be recognized in profit or loss. Expected returns are replaced by recording interest income in profit or loss, which is calculated using the discount rate used to measure the pension obligation.

•	Unvested past service costs can no longer be deferred and recognized over the future vesting period. Instead, all past service costs will be recognized at the earlier of when the amendment/curtailment occurs or when the company recognizes related restructuring or termination costs.

Except for IAS 19 (Revised 2011), the standards above did not have a significant impact on AB InBev’s consolidated financial statements upon initial application.

IAS 19 (Revised 2011) requires retrospective application. Accordingly, the comparative figures in AB InBev’s consolidated financial statements have been adjusted as if IAS 19 (Revised 2011) had always applied.

Similar to the 2012 version of IAS 19, IAS 19 (Revised 2011) does not specify where in profit or loss an entity should present the net interest on net defined benefit liabilities. As a consequence, the company has determined that, upon initial application of IAS 19 (Revised 2011), the net interest component would be presented as part of the company’s net finance cost. This change in presentation is in line with IAS 1, which permits entities to provide disaggregated information in the performance statements.

With the retrospective application of IAS 19 (Revised 2011) and the decision of the company to present the net interest component as part of the company’s net finance cost as described above, the 2012 full year adjusted total pre-tax pension expense is 146m US dollar higher than previously reported, with profits from operations and net finance costs higher by 14m US dollar and 160m US dollar, respectively. The impact is mainly caused by the change in the calculation of returns on assets mentioned above. The impact of the retrospective application of IAS 19 (Revised 2011) on the net benefit obligation was a decrease in the liability by 12m US dollar as at 31 December 2012 and as at 1st January 2012.

The adjusted figures upon implementation of IAS 19 (Revised 2011) and the previously reported figures are demonstrated below:

Unaudited condensed consolidated interim income statement

For the period ended Million US dollar	30 June 2012 (adjusted)	30 June 2012 (reported)	31 December 2012 (adjusted)	31 December 2012 (reported)
Revenue	19 202	19 202	39 758	39 758
Cost of sales	(8 051)	(8 064)	(16 422)	(16 447)
Distribution expenses	(1 907)	(1 906)	(3 787)	(3 785)
Sales and marketing expenses	(2 681)	(2 683)	(5 254)	(5 258)
Administrative expenses	(1 034)	(1 027)	(2 199)	(2 187)
Other operating income/(expenses)	270	270	684	684
Normalized profit from operations (EBIT)	5 799	5 792	12 779	12 765
Non-recurring items above EBIT	23	23	(32)	(32)
Profit from operations (EBIT)	5 822	5 815	12 747	12 733
Net finance cost	(879)	(797)	(2 366)	(2 206)
Share of result of associates	328	328	624	624
Profit before tax	5 271	5 346	11 005	11 151
Income tax expense	(732)	(750)	(1 680)	(1 717)
Profit	4 539	4 596	9 325	9 434

Unaudited condensed consolidated interim statement of financial position

As at Million US dollar	31 December 2012 (adjusted)	31 December 2012 (reported)	1st January 2012 (adjusted)
Equity	45 453	45 441	41 056
Non-current liabilities	56 760	56 772	51 727
Employee benefits	3 687	3 699	3 428

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2013, and have not been listed in these unaudited condensed consolidated interim financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

(B) FOREIGN CURRENCIES

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. AB InBev did not operate in hyperinflationary economies in 2012 and 2013.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate
1 US dollar equals:	30 June 2013	31 December 2012	30 June 2012	30 June 2013	30 June 2012
Argentinean peso	5.385199	4.917311	4.525301	5.063562	4.366299
Brazilian real	2.215599	2.043500	2.021297	2.027497	1.832082
Canadian dollar	1.048470	0.995679	1.022319	1.015568	1.001995
Chinese yuan	6.137616	6.230640	6.355112	6.193392	6.310920
Euro	0.764526	0.757920	0.794281	0.763732	0.765338
Mexican Peso	13.027844	13.024470	13.403776	12.666379	13.247100
Pound sterling	0.655351	0.618538	0.640825	0.648755	0.631830
Russian ruble	32.708393	30.372685	32.817460	30.978015	30.404338
Ukrainian hryvnia	7.993037	7.992997	7.992523	7.993008	7.989581

(C) RECENTLY ISSUED IFRS

IFRSs WITH EFFECTIVE APPLICATION FOR ANNUAL PERIODS AFTER 1ST JANUARY 2013:

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For six-month period ended 30 June 2013, they have not been applied in preparing these unaudited condensed consolidated interim financial statements.

IFRS 9 Financial Instruments:

IFRS 9 is the standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and established two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. IFRS 9 becomes mandatory for AB InBev’s 2015 consolidated financial statements.

Other Standards, Interpretations and Amendments to Standards

A number of other amendments to standards are effective for annual periods beginning after 1 January 2013, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

4. USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and make assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2012, except as for the valuation of the individual assets acquired and liabilities assumed as part of the allocation of the Grupo Modelo purchase price. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. Following the AB InBev and Grupo Modelo combination, AB InBev is fully consolidating Grupo Modelo in the AB InBev unaudited financial statements as of 4 June 2013. Detail is provided in Note 6 – Acquisition and disposals of Subsidiaries of these unaudited condensed consolidated interim financial statements.

5. SEGMENT REPORTING

AB InBev has updated its 2012 segment reporting for purposes of internal review by senior management. This presentation (further referred to as the “2012 Reference base”) includes Grupo Modelo’s results as from 4 June 2012, for comparative purposes. The 2012 Reference base also reflects the effects of retrospective application on the revised IAS 19 - Employee Benefits (see Note 3 Summary of significant accounting policies) and the transfer of management responsibility for Ecuador and Peru to the Zone Latin America South. These countries were previously reported within the Zone Latin America North, thus with no impact at the consolidated level. The tables below provide the segment information per zone for the six-month period ended 30 June 2012 and 2013 in the format that is used by management to monitor performance. The differences between the 2012 Reference base and the 2012 unaudited income statement as Reported represent the effect of the combination with Grupo Modelo.

All figures in the table below are stated in million US dollar, except volume (million hls). The information presented is for the six-month period ended 30 June, except for Statement of financial position comparatives at 31 December 2012.

SEGMENT REPORTING (2012 REFERENCE BASE)

	North America		Mexico		Latin America North		Latin America South		Western Europe		Central and Eastern Europe		Asia Pacific		Global Export and Holding Companies		Effect of acquisition		Consolidated
	2013	2012 Reference base	2013	2012 Reference base	2013	2012 Reference base	2013	2012 Reference base	2013	2012 Reference base	2013	2012 Reference base	2013	2012 Reference base	2013	2012 Reference base	2013	2012 Bridge to Reported	2013	2012 Reported[1]
Volume	61	63	3	3	55	57	17	19	13	14	10	11	32	28	4	4	—	(4)	196	195
Revenue	7 962	7 953	410	374	5 055	5 199	1 520	1 477	1 685	1 768	742	826	1 619	1 306	762	781	—	(482)	19 756	19 202
Cost of sales	(3 266)	(3 266)	(143)	(146)	(1 723)	(1 678)	(594)	(601)	(721)	(761)	(411)	(455)	(916)	(750)	(580)	(601)	—	206	(8 355)	(8 051)
Distribution expenses	(635)	(664)	(35)	(39)	(666)	(653)	(151)	(139)	(177)	(188)	(77)	(98)	(137)	(110)	(58)	(57)	—	42	(1 936)	(1 907)
Sales and marketing expenses	(925)	(895)	(67)	(80)	(696)	(631)	(180)	(169)	(340)	(339)	(180)	(208)	(390)	(337)	(89)	(106)	—	84	(2 869)	(2 681)
Administrative expenses	(231)	(236)	(34)	(47)	(264)	(272)	(52)	(50)	(121)	(127)	(45)	(51)	(146)	(122)	(181)	(178)	—	48	(1 074)	(1 034)
Other operating income/(expenses)	31	29	7	21	302	172	(10)	(7)	8	6	—	2	48	47	20	21	—	(22)	408	270
Normalized profit from operations (EBIT)	2 936	2 922	137	83	2 008	2 136	534	511	334	360	28	15	78	35	(126)	(139)	—	(123)	5 930	5 799
Depreciation, amortization and impairment	(384)	(406)	(31)	(31)	(376)	(350)	(94)	(94)	(155)	(169)	(89)	(99)	(192)	(153)	(74)	(84)	—	31	(1 395)	(1 353)
Normalized EBITDA	3 320	3 328	169	113	2 384	2 486	628	605	489	529	117	114	270	188	(52)	(56)	—	(154)	7 325	7 152
Normalized EBITDA margin in %	41.7%	41.8%	41.2%	30.3%	47.2%	47.8%	41.3%	40.9%	29.0%	29.9%	15.7%	13.8%	16.7%	14.4%	—	—	—	—	37.1%	37.2%

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

SEGMENT REPORTING (2012 REPORTED)

	North America		Mexico		Latin America North		Latin America South		Western Europe		Central and Eastern Europe		Asia Pacific		Global Export and Holding Companies		Consolidated
	2013	2012[1]	2013	2012[1]	2013	2012[1]	2013	2012[1]	2013	2012[1]	2013	2012[1]	2013	2012[1]	2013	2012[1]	2013	2012[1]
Volume	61	63	3	—	55	57	17	19	13	14	10	11	32	28	4	3	196	195
Revenue	7 962	7 953	410	—	5 055	5 199	1 520	1 477	1 685	1 763	742	826	1 619	1 306	762	677	19 756	19 202
Cost of sales	(3 266)	(3 266)	(143)	—	(1 723)	(1 678)	(594)	(601)	(721)	(760)	(411)	(455)	(916)	(750)	(580)	(542)	(8 355)	(8 051)
Distribution expenses	(635)	(664)	(35)	—	(666)	(653)	(151)	(139)	(177)	(188)	(77)	(98)	(137)	(110)	(58)	(55)	(1 936)	(1 907)
Sales and marketing expenses	(925)	(895)	(67)	—	(696)	(631)	(180)	(169)	(340)	(337)	(180)	(208)	(390)	(337)	(89)	(103)	(2 869)	(2 681)
Administrative expenses	(231)	(236)	(34)	—	(264)	(272)	(52)	(50)	(121)	(127)	(45)	(51)	(146)	(122)	(181)	(177)	(1 074)	(1 034)
Other operating income/(expenses)	31	29	7	—	302	172	(10)	(7)	8	6	—	2	48	47	20	21	408	270
Normalized profit from operations (EBIT)	2 936	2 922	137	—	2 008	2 136	534	511	334	358	28	15	78	35	(126)	(179)	5 930	5 799
Non-recurring items (refer Note 7)	—	25	(43)	—	(1)	(15)	(2)	—	(3)	5	(2)	2	(9)	—	6 340	6	6 279	23
Profit from operations (EBIT)	2 936	2 947	95	—	2 007	2 122	532	511	331	363	26	18	69	35	6 214	(173)	12 209	5 822
Net finance cost	(397)	(291)	16	—	(242)	(132)	(14)	3	(289)	(140)	(44)	(53)	4	(1)	(307)	(266)	(1 274)	(879)
Share of result of associates	277	329	4	—	—	—	—	—	1	(1)	—	—	—	—	—	—	283	328
Profit before tax	2 816	2 985	115	—	1 765	1 990	518	514	43	222	(18)	(35)	73	34	5 908	(439)	11 218	5 271
Income tax expense	(803)	(1 012)	(37)	—	(176)	(186)	(163)	(141)	46	(82)	17	(13)	(32)	(25)	299	728	(849)	(732)
Profit	2 013	1 973	78	—	1 589	1 804	355	373	89	140	(1)	(48)	41	9	6 206	289	10 369	4 539
Normalized EBITDA	3 320	3 328	169	—	2 384	2 486	628	605	489	527	117	114	270	188	(52)	(95)	7 325	7 152
Non-recurring items (including impairment)	—	25	(43)	—	(1)	(15)	(2)	—	(3)	5	(2)	2	(9)	—	6 340	6	6 279	23
Depreciation, amortization and impairment	(384)	(406)	(31)	—	(376)	(349)	(94)	(94)	(155)	(169)	(89)	(98)	(192)	(153)	(74)	(84)	(1 395)	(1 353)
Net finance cost	(397)	(291)	16	—	(242)	(132)	(14)	3	(289)	(140)	(44)	(53)	4	(1)	(307)	(266)	(1 274)	(879)
Share of results of associates	277	329	4	—	—	—	—	—	1	(1)	—	—	—	—	—	—	283	328
Income tax expense	(803)	(1 012)	(37)	—	(176)	(186)	(163)	(141)	46	(82)	17	(13)	(32)	(25)	299	728	(849)	(732)
Profit	2 013	1 973	78	—	1 589	1 804	355	373	89	140	(1)	(48)	41	9	6 206	289	10 369	4 539
Normalized EBITDA margin in %	41.7%	41.8%	41.2%	—	47.2%	47.8%	41.3%	41.0%	29.0%	29.9%	15.7%	13.8%	16.7%	14.4%	—	—	37.1%	37.2%
Segment assets	64 709	72 845	30 196	—	17 175	18 268	4 075	4 335	6 104	5 939	2 039	2 153	5 824	5 028	3 605	3 865	133 728	112 432
Intersegment elimination																	(4 371)	(5 557)
Non-segmented assets																	9 306	15 746
Total assets																	138 663	122 621
Segment liabilities	7 479	8 292	3 927	—	4 540	7 228	1 418	1 782	3 871	3 751	650	578	2 753	2 467	2 050	2 242	26 687	26 341
Intersegment elimination																	(4 371)	(5 557)
Non-segmented liabilities																	116 347	101 837
Total liabilities																	138 663	122 621

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

6. ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of the acquisitions on the Statement of financial position and cash flows of AB InBev for 30 June 2013 and 2012:

Million US dollar	2013 Acquisitions	2012 Acquisitions
Non-current assets
Property, plant and equipment	4 641	379
Intangible assets	5 093	486
Investment in subsidiaries	44	—
Interest-bearing loans granted	—	311
Investment in associates	75	—
Investment securities	39	—
Trade and other receivables	65	1
Current assets
Inventories	614	32
Income tax receivable	1	—
Trade and other receivables	688	52
Cash and cash equivalents	2 674	28
Assets classified as held for sale	4 806	2
Non-controlling interests	(40)	—
Non-current liabilities
Interest-bearing loans and borrowings	—	(229)
Trade and other payables	(472)	(10)
Employee benefits	(256)	(4)
Provisions	(21)	(21)
Deferred tax liabilities	(1 084)	(143)
Current liabilities
Interest-bearing loans and borrowings	(68)	—
Income tax payable	(1 268)	—
Interest-bearing loans and borrowings	—	(45)
Trade and other payables	(1 142)	(60)
Provisions	(16)	—

Net identifiable assets and liabilities	14 373	779
Goodwill on acquisitions	20 204	1 097
Acquisition-date fair value of the previously held equity interest	(12 946)	—
Shareholdings increases	(11)	(355)
Consideration to be paid	(2 067)	(1)
Net cash paid on prior years acquisitions	1	8
Non-cash consideration	—	(154)

Consideration paid, satisfied in cash	19 554	1 374
Cash (acquired)	(2 674)	(28)

Net cash outflow	16 880	1 346

2013 ACQUISITIONS

The following transactions took place in 2013:

COMBINATION WITH GRUPO MODELO

On 4 June 2013, AB InBev completed the combination with Grupo Modelo pursuant to the Transaction agreement between AB InBev and Grupo Modelo S.A.B de CV announced on 29 June 2012. This agreement was a natural next step, given AB InBev’s economic stake of more than 50 % in Grupo Modelo, prior to the transaction and the successful long-term partnership between the two companies. The combined company will lead the beer industry with roughly 400m hectoliters of beer volume annually.

The combination was completed through a series of steps that simplified Grupo Modelo’s corporate structure, followed by an all-cash tender offer by AB InBev for all outstanding Grupo Modelo shares that it did not own at that time for 9.15 US dollar per share, in a transaction value at 20.1 billion US dollar. By 4 June 2013 and following the settlement of the tender offer AB InBev owned approximately 95 % of Grupo Modelo’s outstanding shares. On 4 June 2013, AB InBev established and funded a Trust that will accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 US dollar per share over a period of up to 25 months, during which time Grupo Modelo will continue to be quoted on the Mexican stock exchange. By 30 June 2013, 2.1 billion US dollar are deposited with the Trust and are reported in these unaudited financial statements as restricted cash. AB InBev recognized a liability for the Grupo Modelo shares it did not acquire by 30 June 2013 (see also Note 14 Cash and cash equivalents and investments in short-term debt securities and Note 18 Trade and other payables).

AB InBev financed the transactions with funds drawn under the 2012 Facilities Agreement and cash, cash equivalents and short term investment in debt securities the company had accumulated pending the closing of the Grupo Modelo transaction. In June 2013, AB InBev fully repaid the portion of the 2012 Facilities Agreement that was drawn for the combination and terminated the 2012 Facilities Agreement (see also Note 14 Cash and cash equivalents and investments in short-term debt securities and Note 18 Interest bearing loans and borrowings).

Transaction costs for the combination approximated 0.1 billion US dollar and were reported as incurred in the non-recurring expenses in 2012 and 2013.

On 23 April 2013, as part of a Grupo Modelo pre-closing corporate structure reorganization, AB InBev performed a capital increase in Grupo Modelo. The 959m US dollar capital contribution increased the cash at closing held by Grupo Modelo without impact on the net purchase consideration.

For business combinations achieved in stages, IFRS requires that any previously held interest of an acquirer in an acquiree is adjusted to its fair value as of the acquisition date with any resulting gain (or loss) reported in the consolidated income statement. IFRS also requires that any amounts previously recognized in the consolidated statement of other comprehensive income (“OCI”) related to such investment be recycled to the consolidated income statement, as if such investment was sold. AB InBev has estimated the fair value of the initial 50.34% economic interest it held directly and indirectly in Grupo Modelo at 12.9 billion US dollar and has recycled 199m US dollar from OCI to the consolidated income statement, resulting in a net non-recurring, non-cash gain of 6.4 billion US dollar (see also note 7 Non-recurring items).

The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. The provisional allocation of the purchase price included in the balance sheet and detailed in the table below is based on the current best estimates of AB InBev’s management with input from independent third parties. The completion of the purchase price allocation may result in further adjustment to the carrying value of Grupo Modelo’s recorded assets and liabilities and the determination of any residual amount that will be allocated to goodwill.

The following table presents the provisional allocation of purchase price to the Grupo Modelo business as of 4 June 2013:

Million US dollar	Before Purchase Price Allocation	Purchase Price Allocation	After Purchase Price Allocation
Non-current assets
Property, plant and equipment	4 609	(79)	4 530
Goodwill	796	(796)	—
Intangible assets	458	4 480	4 938
Investment in associates	79	(4)	75
Investment securities	19	—	19
Trade and other receivables	65	—	65
Current assets
Inventories	630	(38)	592
Trade and other receivables	617	—	617
Income tax receivable	91	(91)	—
Assets held for sale	909	3 897	4 806
Cash and cash equivalent	2 610	—	2 610
Non-current liabilities
Employee benefits	(256)	—	(256)
Provisions	(1)	(20)	(21)
Trade and other payables	(77)	(395)	(472)
Deferred tax liabilities	(418)	(642)	(1 060)
Current liabilities
Interest-bearing loans and borrowings	(67)	—	(67)
Income tax payable	—	(1 266)	(1 266)
Trade and other payables	(845)	(136)	(981)
Provisions	(16)	—	(16)

Net identified assets and liabilities	9 203	4 910	14 113
Goodwill on acquisition			19 895

Net assets acquired			34 008
Cash consideration (including Trust)			20 103
Acquisition-date fair value of the previously held equity interest			12 946
Equity increase 23 April 2013			959

Total gross purchase consideration			34 008
Cash and cash equivalent acquired			(2 610)

Total net purchase consideration			31 398

The transaction resulted in 19.9 billion US dollar of goodwill provisionally allocated primarily to the Mexico business. The factors that contributed to the recognition of goodwill include the acquisition of an assembled workforce and the premiums paid for cost synergies expected to be achieved in Grupo Modelo. Management’s assessment of the future economic benefits supporting recognition of this goodwill is in part based on expected savings through the implementation of AB InBev best practices such as, among others, a zero based budgeting program and initiatives that are expected to bring greater efficiency and standardization, generate cost savings and maximize purchasing power. Goodwill also arises due to the recognition of deferred tax liabilities in relation to the preliminary fair value adjustments on acquired intangible assets for which the amortization does not qualify as a tax deductible expense. None of the goodwill recognized is deductible for tax purposes.

The valuation of the property, plant and equipment, intangible assets, investment in associates, interest bearing loans and borrowings and employee benefits and other assets and liabilities are based on the current best estimates of AB InBev’s management, with input from independent third parties.

The majority of the intangible asset valuation relates to brands with indefinite life. The valuation of the brands with indefinite life is based on a series of factors, including the brand history, the operating plan and the countries in which the brands are sold. The intangibles with an indefinite life mainly include the Corona brand family, the Modelo brand family and the Victoria brand family and have been fair valued for a total amount of 4.5 billion US dollar.

A deferred tax liability has been accrued on most fair value adjustments considering a tax rate of 28%.

On 7 June 2013, in a transaction related to the combination of AB InBev and Grupo Modelo, Grupo Modelo completed the sale of its US business to Constellation Brands, Inc. (“Constellation”). The transaction included the sale of Grupo Modelo’s 50% stake in Crown Imports for a total consideration of 1.845 billion US dollar and the sale of the Grupo Modelo’s Piedras Negras brewery and perpetual rights to Gupo Modelo’s brands distributed by Crown in the US for 2.9 billion US dollar, subject to a post-closing adjustment. These assets were recognized as assets held for sale at their after tax net realizable value in the opening balance sheet.

AB InBev and Constellation have established a three-year transition services agreement to ensure the smooth transition of the operations of the Piedras Negras brewery. A temporary supply agreement has also been negotiated as part of the acquisition agreements whereby Constellation can purchase inventory from AB InBev under a specified pricing until the Piedras Negras brewery business acquires the necessary capacity to fulfill 100 percent of the US demand. As part of the opening balance sheet AB InBev recognized a liability of 204m US dollar for prepaid discounts related to the temporary supply agreement. The prepaid discount will be amortized in the consolidated income statement in line with volumes sold to Constellation.

As of 4 June 2013, the completion date of the transaction, Grupo Modelo contributed 514m US dollar to the revenue and 110m US dollar to the profit of AB InBev. If the acquisition date had been 1 January 2013 it is estimated that AB InBev’s unaudited combined revenue, profit from operations and profit would have been higher by 2.9 billion US dollar, 0.7 billion US dollar, and 0.6 billion US dollar respectively. The unaudited combined data includes certain purchase accounting adjustments such as the estimated changes in depreciations and amortization expenses on acquired tangible and intangible assets. However, the unaudited combined results do not include any anticipated cost savings or other effects of the planned integration of Grupo Modelo. Accordingly, such amounts are not necessarily indicative of the results if the combination had occurred on 1 January 2013 or that may result in the future.

OTHER ACQUISITIONS

On 27 April 2013, AB InBev completed a transaction to acquire four breweries in China with a total capacity of approximately 9 million hectoliters. The aggregate purchase price was approximately 440m USD. The acquired business had an immaterial impact on profit in the first six months of the year. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3.

In January 2013, Ambev acquired different distributors in Brazil for a total consideration of 47m US dollar. The acquired businesses had an immaterial impact on profit in the first six months of the year. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. By 30 June 2013, 10m US dollar remains payable on these acquisitions and is recognized as a deferred consideration on acquisitions.

During the first five months of 2013, Ambev acquired an additional 0.92% stake in Cervecería Nacional Dominicana S.A. (“CND”) for a total consideration of 22m US dollar, as part of the 2012 transaction in which Ambev acquired a controlling interest in CND. See also Note 6 Acquisition and Disposal of subsidiaries of the 31 December 2012 consolidated financial statements.

During the first six months of 2013, AB InBev paid 1m US dollar to former Anheuser-Busch shareholders (8m US dollar in the first six months of 2012). By 30 June 2013, 10m US dollar consideration remains payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds. This payable is recognized as a deferred consideration on acquisitions.

2012 ACQUISITIONS

In January 2012, the company acquired Western Beverage LLC in Eugene, Oregon, United States, a major wholesaler in that territory. Furthermore, Ambev acquired in January 2012 all the shares issued by the company Lachaise Aromas e Participações Ltda., whose main corporate purpose is the production of flavorings, a necessary component in the production of concentrates.

On 11 May 2012, AB InBev announced that Ambev and E. León Jimenes S.A. (“ELJ”), which owned 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), closed a transaction to form a strategic alliance to create the leading beverage company in the Caribbean through the combination of their businesses in the region. Ambev’s initial indirect interest in CND was acquired through a cash payment of 1 025m US dollar and the contribution of Ambev Dominicana. Separately, Ambev Brazil acquired an additional stake in CND of 9.3%, which was owned by Heineken N.V., for 237m US dollar at the closing date.

DISPOSALS

No disposals occurred in the six-month period ending 30 June 2013 and 2012.

7. NON-RECURRING ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Non-recurring items are items, which in management’s judgment need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment reporting.

The non-recurring items included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2013	2012[1]
Restructuring (including impairment losses)	(62)	(7)
Fair value adjustments	6 415	—
Acquisition costs business combinations	(74)	(9)
Business and asset disposal (including impairment losses)	—	39

Impact on profit from operations	6 279	23
Non-recurring net finance cost	(19)	(1)
Non-recurring taxes	(109)	(7)
Non-recurring non-controlling interest	1	5

Net impact on profit attributable to equity holders of AB InBev	6 152	20

The non-recurring restructuring charges for the six-month period ended 30 June 2013 total (62)m US dollar. These charges primarily relate to the integration of Grupo Modelo, the integration of Cervecería Nacional Dominicana S.A. and to organizational alignments in China, Europe and Latin America South. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide the company with a lower cost base in additional to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Fair value adjustments recognized in 2013 for a total of 6 415m US dollar, relate to the non-recurring, non-cash impact of revaluing the initial investment held in Grupo Modelo and the recycling to the consolidated income statement of amounts related to the investment, previously recognized in the consolidated statement of comprehensive income in line with IFRS 3 – see also Note 6 Acquisition and disposal of subsidiaries.

Acquisition costs of business combinations amount to (74)m US dollars by the end of June 2013 relating to cost incurred for the combination with Grupo Modelo and the acquisition of four breweries in China on 27 April 2013 – see also Note 6 Acquisition and disposal of subsidiaries.

There were no business or asset disposals for the six-month period ended 30 June 2013.

The non-recurring restructuring charges for the six-month period ended 30 June 2012 totaled (7)m US dollar. These charges primarily related to organizational alignments in North America and to the integration of Cervecería Nacional Dominicana S.A.

Per end of June 2012, acquisition costs of business combinations amounted to (9)m US dollar and are related to the acquisition of Cervecería Nacional Dominicana S.A. on 11 May 2012.

39m US dollar business and asset disposal (including impairment losses) as per 30 June 2012 resulted mainly from the sale of non-core assets in the United States, with a net gain of 29m US dollar and 10m US dollar reversal of provisions for contractual exposures related to divestitures of previous years.

The company also incurred non-recurring finance cost of (19)m US dollar for the six-month period ended 30 June 2013 (30 June 2012: (1)m US dollar) - see Note 8 Finance cost and income.

All the above amounts are before income taxes. The non-recurring items as of 30 June 2013 increased income taxes by (109)m US dollar (30 June 2012: (7)m US dollar increase of income taxes).

Non-controlling interest on the non-recurring items amounts to 1m US dollar for the six-month period ended 30 June 2013 (30 June 2012: 5m US dollar).

8. FINANCE COST AND INCOME

FINANCE COSTS

For the six-month period ended 30 June Million US dollar	2013	2012[1]
Interest expense	(1 046)	(1 029)
Capitalization of borrowing costs	21	29
Net interest on net defined benefit liabilities	(76)	(82)
Accretion expense	(153)	(109)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	—	(27)
Net losses on hedging instruments that are not part of a hedge accounting relationship	(48)	—
Tax on financial transactions	(25)	(42)
Other financial costs, including bank fees	(74)	(46)

	(1 401)	(1 306)
Non-recurring finance costs	(100)	(1)

	(1 501)	(1 307)

Finance costs, excluding non-recurring items, increased by 95m US dollar from prior year mainly driven by higher interest and accretion expenses, net losses on hedging instruments that are not part of a hedge accounting relationship, as well as other financial costs. Interest expense increased by 17m US dollar compared to 2012. The increase is mainly due to bond issuances during the second half of 2012 and the first quarter of 2013 to support the Modelo combination.

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

Other financial costs increase mainly relates to an impairment recognized by Ambev on its investment in Venezuela following the devaluation of the country’s currency.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil. Interests are capitalized at a borrowing rate ranging between 6% and 12.5%.

Following the acquisition of the remaining stake in Grupo Modelo, AB InBev recognized a non-recurring expense of 100m US dollar in 2013 mainly composed of utilization fees and accelerated accretion expenses related to the 2012 Facilities Agreement. The accelerated accretion follows the repayment and termination of the 2012 Facilities Agreement in June 2013. See also Note 16 Interest-bearing loans and borrowings.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 28 Risks arising from financial instruments of the 31 December 2012 consolidated financial statements.

FINANCE INCOME

For the six-month period ended 30 June Million US dollar	2013	2012[1]
Interest income	125	117
Net foreign exchange gains (net of the effect of foreign exchange derivative instruments)	7	—
Net gains on hedging instruments that are not part of a hedge accounting relationship	—	297
Other financial income	14	14

	146	428
Non-recurring finance income	81	—

	227	428

Finance income, excluding non-recurring items, decreased mainly due to the mark-to-market result on certain derivatives related to the hedging of share-based payment programs which reached 390m US dollar in the first six months of 2012 and 105m US dollar in the first six months of 2013.

Non-recurring net finance income was 81m US dollar resulting from mark-to market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo. By 30 June 2013, 93% of the deferred share instrument had been hedged at an average price of approximately 67 euro per share. See also Note 15 Changes in equity and earnings per share.

No interest income was recognized on impaired financial assets.

9. INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2013	2012[1]
Current tax expense
Current year	(1 335)	(1 307)
Deferred tax (expense)/income	486	575

Total income tax expense in the income statement	(849)	(732)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

For the six-month period ended 30 June Million US dollar	2013	2012[1]
Profit before tax	11 218	5 271
Deduct share of result of associates	283	328

Profit before tax and before share of result of associates	10 935	4 943
Adjustments on taxable basis
Expenses not deductible for tax purposes	154	75
Taxable intercompany dividends	9	86
Non-taxable financial and other income	(6 847)	(368)

	4 251	4 736
Aggregated weighted nominal tax rate	32.6%	32.7%
Tax at aggregated weighted nominal tax rate	(1 388)	(1 549)
Adjustments on tax expense
Utilization of tax losses not previously recognized	7	1
Recognition of deferred taxes assets on previous years’ tax losses	—	1
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(102)	(130)
(Underprovided)/overprovided in prior years	47	129
Tax savings from tax credits and special tax status	610	727
Change in tax rate	44	(4)
Withholding taxes	(63)	(60)
Other tax adjustments	(4)	153

	(849)	(732)
Effective tax rate	7.8%	14.8%

The total income tax expense for the six-month period ended 30 June 2013 amounts to 849m US dollar compared to 732m US dollar for the same period 2012. The effective tax rate decreased from 14.8% for the six-month period ended 30 June 2012 to 7.8% for the six-month period ended 30 June 2013, mainly resulting from the non-taxable nature of the non-recurring gain related to the fair value adjustment on the initial investment held in Grupo Modelo (see also Note 6 Acquisition and disposal of subsidiaries and Note 7 Non-recurring items), gains from certain derivatives related to the hedging of share-based payment programs, changes of profit mix to countries with lower marginal tax rates, as well as incremental income tax benefits. This decrease was partially offset by the combination with Grupo Modelo, which has a nominal tax rate of 30%.

The normalized effective tax rate for the six-month period ended 30 June 2013 is 15.8% (versus 14.7% for the six-month period ended 30 June 2012). Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate. Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized effective rate may not be comparable to other companies.

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

10. PROPERTY, PLANT AND EQUIPMENT

	30 June 2013					31 December 2012
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	8 173	19 988	3 328	1 619	33 108	31 357
Effect of movements in foreign exchange	(246)	(683)	(141)	(55)	(1 125)	(450)
Acquisitions	7	156	42	1 011	1 216	3 032
Acquisitions through business combinations	1 782	1 882	490	487	4 641	384
Disposals	(18)	(222)	(144)	—	(384)	(1 043)
Disposals through the sale of subsidiaries	—	—	—	—	—	(17)
Transfer (to)/from other asset categories and other movements	199	737	(14)	(1 013)	(91)	(155)

Balance at end of the period	9 897	21 858	3 561	2 049	37 365	33 108
Depreciation and impairment losses
Balance at end of previous year	(2 616)	(11 510)	(2 518)	(3)	(16 647)	(15 335)
Effect of movements in foreign exchange	79	401	98	—	578	156
Disposals	16	188	134	—	338	906
Disposals through the sale of subsidiaries	—	—	—	—	—	4
Depreciation	(176)	(893)	(152)	—	(1 221)	(2 401)
Impairment losses	(1)	(21)	—	(1)	(23)	(62)
Transfer to/(from) other asset categories and other movements	(2)	(70)	56	—	(16)	85

Balance at end of the period	(2 700)	(11 905)	(2 382)	(4)	(16 991)	(16 647)
Carrying amount
at 31 December 2012	5 557	8 478	810	1 616	16 461	16 461
at 30 June 2013	7 197	9 953	1 179	2 045	20 374	—

The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 89m US dollar.

Contractual commitments to purchase property, plant and equipment amounted to 1 085m US dollar as at 30 June 2013 compared to 415m US dollar as at 31 December 2012. The increase results from projects mainly in Brazil and China.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 30 June 2013 of leased land and buildings was 157m US dollar (31 December 2012: 168m US dollar) and of leased plant and equipment 1m US dollar (31 December 2012: 14m US dollar).

11. GOODWILL

Million US dollar	30 June 2013	31 December 2012
Acquisition cost
Balance at end of previous year	51 773	51 309
Effect of movements in foreign exchange	(1 340)	(643)
Purchases of non-controlling interest	—	(6)
Acquisitions through business combinations	20 204	1 113

Balance at end of the period	70 637	51 773
Impairment losses
Balance at end of previous year	(7)	(7)
Impairment losses	—	—

Balance at end of the period	(7)	(7)
Carrying amount
at 31 December 2012	51 766	51 766
at 30 June 2013	70 630	—

Goodwill increased from 51 766m US dollar per end of December 2012 to 70 630m US dollar per end of June 2013.

Current year acquisitions through business combinations primarily reflect the Modelo combination. This transaction resulted in the recognition of goodwill of 19 895m US dollar. The other business combinations that took place in the first six months of 2013 resulted in goodwill recognition of 294m US dollar following the acquisition of four breweries in China, different distributors in Brazil and a wholesaler in the United States. The contingent consideration from the purchase of Cervecería Nacional Dominicana S.A also led to the recognition of an additional goodwill of 15m US dollar.

The effect of movements in foreign currency exchange rates during the six-month period ended 30 June 2013 amounts to 1 340m US dollar.

2012 movements represent a (643)m US dollar effect of movements in foreign currency exchange rates, a subsequent fair value adjustment of (6)m US dollar related to a contingent consideration from the purchase of non-controlling interest in prior years and goodwill recognition of 1 113m US dollar for acquisitions through business combinations that took place in 2012. The business combination that resulted in the recognition of goodwill in 2012 were the acquisition of Cervecería Nacional Dominicana S.A in Dominican Republic in May 2012, the acquisition of 2 distributors in the United States and the acquisition of 2 companies by Ambev in Brazil – see also Note 6 Acquisitions and disposals of subsidiaries.

AB InBev’s annual goodwill impairment testing is performed during the fourth quarter of the year.

12. INTANGIBLE ASSETS

	30 June 2013					31 December 2012
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year	22 124	2 421	979	344	25 868	25 073
Effect of movements in foreign exchange	(124)	(50)	(32)	1	(205)	(33)
Acquisitions through business combinations	4 564	303	196	30	5 093	540
Acquisitions and expenditures	1	101	20	25	147	281
Disposals	—	(19)	(8)	—	(27)	(30)
Transfer (to)/from other asset categories	20	(25)	107	21	123	37

Balance at end of period	26 585	2 731	1 262	421	30 999	25 868
Amortization and impairment losses
Balance at end of previous year	—	(682)	(768)	(47)	(1 497)	(1 255)
Effect of movements in foreign exchange	—	14	20	—	34	8
Amortization	—	(94)	(50)	(10)	(154)	(284)
Disposals	—	17	8	—	25	29
Transfer to/(from) other asset categories	—	1	(13)	1	(11)	5

Balance at end of period	—	(744)	(803)	(56)	(1 603)	(1 497)
Carrying value
at 31 December 2012	22 124	1 739	211	297	24 371	24 371
at 30 June 2013	26 585	1 987	459	365	29 396	—

Current year acquisitions through business combinations primarily reflect the Modelo combination which resulted in the recognition of brands and commercial intangibles with an indefinite life of 4 698m US dollar and intangible assets with a finite life of 37m US dollar, which primarily consists of distribution agreements. These are being amortized over the term of the associated contracts ranging from 5 to 20 years.

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred.

13. INVESTMENT IN ASSOCIATES

Million US dollar	30 June 2013	31 December 2012
Balance at end of previous year	7 090	6 696
Effect of movements in foreign exchange	121	485
Acquisition through business combination	75	—
Share of results of associates	283	624
Dividends	(601)	(719)
Transfer to other categories	(6 797)	—
Other movements	—	4

Balance at end of the period	171	7 090

Following the AB InBev and Grupo Modelo combination, AB InBev is fully consolidating Grupo Modelo in the AB InBev unaudited financial statements as of 4 June 2013, which resulted in the derecognition of the investment in associates previously held in Grupo Modelo at the same date. In line with IFRS 3, the initial stake in Grupo Modelo was re-valued at its deemed fair value at the acquisition date, resulting in a non-recurring, non-cash gain reported in the consolidated income statement – see also Note 6 Acquisition and disposal of subsidiaries and Note 7 Non-recurring items.

14. CASH AND CASH EQUIVALENTS AND INVESTMENTS IN SHORT-TERM DEBT SECURITIES

CASH AND CASH EQUIVALENTS

Million US dollar	30 June 2013	31 December 2012
Short-term bank deposits	2 882	2 741
US Treasury Bills	200	1 000
Cash and bank accounts	3 619	3 310

Cash and cash equivalents	6 701	7 051
Bank overdrafts	(10)	—

	6 691	7 051

INVESTMENTS IN SHORT-TERM DEBT SECURITIES

Million US dollar	30 June 2013	31 December 2012
Current investments
Debt securities available for sale	—	91
Debt securities held for trading	219	6 736

	219	6 827

AB InBev raised a series of bonds in 2012 and in the first quarter of 2013 to support the Modelo combination. The excess liquidity resulting from these bonds was mainly invested in short-term debt securities and US Treasury Bills pending the closing of the Modelo combination which occurred on 4 June 2013.

The cash outstanding per 30 June 2013 includes restricted cash for an amount of 2 069m US dollar. This restricted cash includes 2 059m US dollar deposited with a Trust established and funded on 4 June 2013, following the closing of the AB InBev and Grupo Modelo combination. The Trust will accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 US dollar per share over a period of up to 25 months. AB InBev set up a liability for the Grupo Modelo shares it did not acquire by 30 June 2013 – see also Note 18 Trade and other payables.

The restricted cash also includes 10m US dollar for the outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds from the 2008 Anheuser-Busch combination (the related payable is recognized as a deferred consideration on acquisition).

15. CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the first six months of 2013:

Issued capital
ISSUED CAPITAL	Million shares	Million US dollar
At the end of the previous year	1 607	1 734
Changes during the period	—	1

	1 607	1 735

	Treasury shares		Result on the use of treasury shares Million US dollar
TREASURY SHARES	Million shares	Million US dollar
At the end of the previous year	4.7	(241)	(759)
Changes during the period	(1.1)	51	12

	3.6	(190)	(747)

As at 30 June 2013, the total issued capital of 1 735m US dollar is represented by 1 607 209 135 shares without face value, of which 389 276 368 registered shares, 27 309 bearer shares and 1 217 905 458 dematerialized shares. For a total amount of capital of 2.1m US dollar (1.6m euro), there are still 2 135 042 of subscription rights outstanding corresponding with a maximum of 2 135 042 shares to be issued. The total of authorized, un-issued capital amounts to 48m US dollar (37m euro).

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IAS 27, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During the first six months of 2013, AB InBev purchased non-controlling interests in subsidiaries for a total consideration of 27m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

DIVIDENDS

On 24 April 2013, a dividend of 1.70 euro per share or approximately 2 725m euro was approved at the shareholders meeting. This dividend was paid out on 2 May 2013.

On 25 April 2012, a dividend of 1.20 euro per share or approximately 1 920m euro was approved at the shareholders meeting. This dividend was paid out on 3 May 2012.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 10%.

DEFERRED SHARE INSTRUMENT

In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 923 AB InBev shares to be delivered within 5 years for consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument is classified as an equity instrument, in line with the IAS 32, as the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent will be reported through equity.

AB InBev included the weighted average number of shares promised via the deferred share instruments as of 5 June 2013 in the calculation of the basic and diluted earnings per shares.

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2013 is based on the profit attributable to equity holders of AB InBev of 9 509m US dollar (30 June 2012: 3 606m US dollar) and a weighted average number of ordinary shares outstanding (including deferred share instruments) per end of the period, calculated as follows:

Million shares	2013	2012
Issued ordinary shares at 1 January, net of treasury shares	1 602	1 598
Effect of shares issued and share buyback programs	1	1
Effect of undelivered shares under the deferred share instrument	3	—

Weighted average number of ordinary shares at 30 June	1 606	1 599

The calculation of diluted earnings per share for the six-month period ended 30 June 2013 is based on the profit attributable to equity holders of AB InBev of 9 509m US dollar (30 June 2012: 3 606m US dollar) and a weighted average number of ordinary shares (diluted) outstanding (including deferred share instruments) per end of the period, calculated as follows:

Million shares	2013	2012
Weighted average number of ordinary shares at 30 June	1 603	1 599
Effect of undelivered shares under the deferred share instrument	3	—
Effect of share options, warrants and restricted stock units	30	25

Weighted average number of ordinary shares (diluted) at 30 June	1 636	1 624

The calculation of earnings per share before non-recurring items is based on the profit after tax and before non-recurring items, attributable to equity holders of AB InBev. A reconciliation of profit before non-recurring items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

For the six-month period ended 30 June Million US dollar	2013	2012[1]
Profit before non-recurring items, attributable to equity holders of AB InBev	3 357	3 586
Non-recurring items, after taxes, attributable to equity holders of AB InBev (refer Note 7)	6 171	21
Non-recurring finance cost, after taxes, attributable to equity holders of AB InBev (refer Note 7)	(19)	(1)

Profit attributable to equity holders of AB InBev	9 509	3 606

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

The table below sets out the EPS calculation:

For the six-month period ended 30 June Million US dollar	2013	2012[1]
Profit attributable to equity holders of AB InBev	9 509	3 606
Weighted average number of ordinary shares	1 606	1 599
Basic EPS	5.92	2.26
Profit before non-recurring items, attributable to equity holders of AB InBev	3 357	3 586
Weighted average number of ordinary shares	1 606	1 599
EPS before non-recurring items	2.09	2.24
Profit attributable to equity holders of AB InBev	9 509	3 606
Weighted average number of ordinary shares (diluted)	1 636	1 624
Diluted EPS	5.81	2.22
Profit before non-recurring items, attributable to equity holders of AB InBev	3 357	3 586
Weighted average number of ordinary shares (diluted)	1 636	1 624
Diluted EPS before non-recurring items	2.05	2.21

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 5.8m share options and restricted stock units were anti-dilutive and not included in the calculation of the dilutive effect as at 30 June 2013.

16. INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 19 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	30 June 2013	31 December 2012
Secured bank loans	83	119
Unsecured bank loans	4 084	627
Unsecured bond issues	40 833	37 988
Unsecured other loans	65	79
Finance lease liabilities	134	138

	45 199	38 951

CURRENT LIABILITIES Million US dollar	30 June 2013	31 December 2012
Secured bank loans	36	32
Commercial papers	1 792	2 088
Unsecured bank loans	676	413
Unsecured bond issues	2 624	2 840
Secured other loans	—	5
Unsecured other loans	11	9
Finance lease liabilities	2	3

	5 141	5 390

The current and non-current interest-bearing loans and borrowings amount to 50.3 billion US dollar as of 30 June 2013, compared to 44.3 billion US dollar as of 31 December 2012.

In connection with the announcement on 29 June 2012 of the acquisition of the remaining stake in Grupo Modelo that it did not already own, AB InBev entered into a 14.0 billion US dollar long-term bank financing, dated as of 20 June 2012. The new financing consisted of a 14.0 billion US dollar facilities agreement (“2012 Facilities Agreement”) comprising of “Facility A”, a term facility with a maximum maturity of two years from the funding date for up to 6.0 billion US dollar principal amount and “Facility B” a three-year term facility for up to 8.0 billion US dollar principal amount bearing interest at a floating rate equal to LIBOR, plus margins. In November 2012, the US principal amount of “Facility A” was reduced to 5.1 billion US dollar, following a voluntary cancellation option under the 2012 Facilities Agreement and on 31 May 2013, the company opted to cancel the remaining commitments under “Facility A”. On 3 June 2013, the company drew down 8.0 billion US dollar under “Facility B” to finance the Modelo combination. In June 2013, AB InBev fully repaid the portion of the 2012 Facilities Agreement that was drawn for the combination and terminated the 2012 Facilities Agreement. As of 30 June 2013, no amount remains outstanding under the 2012 Facilities Agreement.

Furthermore, AB InBev raised the following bonds to support the Modelo combination:

• On 17 January 2013, Anheuser-Busch InBev Finance Inc., a subsidiary of AB InBev, issued 4.0 billion US dollar aggregated principal amount of bonds, consisting of 1.0 billion US dollar aggregated principal amount of fixed rate notes due 2016, 1.0 billion US dollar aggregated principal amount of fixed rate notes due 2018, 1.25 billion US dollar aggregated principal amount of fixed rate notes due 2023 and 0.75 billion US dollar aggregated principal amount of fixed rate notes due 2043. The notes will bear interest at an annual rate of 0.800% for the 2016 notes, 1.250% for the 2018 notes, 2.625% for the 2023 notes and 4.000% for the 2043 notes.

[1]	2012 as reported, adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

• On 23 January 2013, AB InBev issued 500m euro aggregate principal amount of fixed rate notes due in 2033 and bearing interest at an annual rate of 3.250%.

• On 25 January 2013, Anheuser-Busch InBev Finance Inc., a subsidiary of AB InBev, issued a private offering of notes in an aggregated principal amount of 1.2 billion Canadian dollar, consisting of 0.6 billion Canadian dollar aggregated principal amount of fixed rate notes due 2018 and 0.6 billion Canadian dollar aggregated principal amount of fixed rate notes due 2023. The notes will bear interest at an annual rate of 2.375% for the 2018 notes and 3.375% for the 2023 notes.

As of 30 June 2013, the outstanding balance of the 2010 senior facilities that the company entered into in April 2010 amounted to 3.5 billion US dollar.

Commercial papers amount to 1.8 billion US dollar as of 30 June 2013 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

AB InBev is in compliance with all its debt covenants as of 30 June 2013. The 2012 Facilities Agreement and the 2010 Senior Facilities do not include restrictive financial covenants.

TERMS AND DEBT REPAYMENT SCHEDULE AT 30 JUNE 2013 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	119	36	44	16	14	9
Commercial papers	1 792	1 792	—	—	—	—
Unsecured bank loans	4 760	676	307	216	3 561	—
Unsecured bond issues	43 457	2 624	5 381	3 981	8 819	22 652
Unsecured other loans	76	11	13	12	7	33
Finance lease liabilities	136	2	3	3	7	121

	50 340	5 141	5 748	4 228	12 408	22 815

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2012 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	151	32	48	23	26	22
Commercial papers	2 088	2 088	—	—	—	—
Unsecured bank loans	1 040	413	264	207	150	6
Unsecured bond issues	40 828	2 840	5 318	4 679	6 879	21 112
Secured other loans	5	5	—	—	—	—
Unsecured other loans	88	9	12	12	11	44
Finance lease liabilities	141	3	3	4	9	122

	44 341	5 390	5 645	4 925	7 075	21 306

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt increased to 43.1 billion US dollar as of 30 June 2013, from 30.1 billion US dollar as of 31 December 2012. Apart from operating results net of capital expenditures, the net debt is mainly impacted by the payment associated with the Modelo combination net of the cash acquired and the proceeds from the sales to Constellation (11.6 billion US dollar), the proceeds from the deferred share instruments (1.5 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (4.6 billion US dollar), the payment of interests and taxes (2.5 billion US dollar) and the impact of changes in foreign exchange rates (13m US dollar increase of net debt). – See also note 6 – Acquisition and disposal of subsidiaries.

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	30 June 2013	31 December 2012
Non-current interest-bearing loans and borrowings	45 199	38 951
Current interest-bearing loans and borrowings	5 141	5 390

	50 340	44 341
Bank overdrafts	10	—
Cash and cash equivalents	(6 701)	(7 051)
Interest bearing loans granted (included within Trade and other receivables)	(313)	(324)
Debt securities (included within Investment securities)	(244)	(6 852)

Net debt	43 092	30 114

17. SHARE-BASED PAYMENTS1

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev or Ambev. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using the binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

[1]	Amounts have been converted to US dollar at the average rate of the period.

Share-based payment transactions resulted in a total expense of 105m US dollar for the six-month period ended 30 June 2013 (including the variable compensation expense settled in shares), as compared to 98m US dollar for the six-month period ended 30 June 2012.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan

During 2013, AB InBev issued 0.8m of matching restricted stock units in relation to the 2012 bonus. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 75m US dollar, and cliff vest after five years.

LTI Warrant Plan

AB InBev granted 0.2m warrants to members of the board of directors during 2013. These warrants vest in equal installments over a three-year period (one third on 1 January 2015, one third on 1 January 2016 and one third on 1 January 2017) and represent a fair value of approximately 3m US dollar.

Long-term Incentive Stock-option Plan

As from 2010 AB InBev has in place specific long-term restricted stock unit programs. One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. During 2013, 0.1m restricted stock units with an estimated fair value of 2m US dollar were granted under this program to a selected number of employees.

A second program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of 3 matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. During 2013, the company’s employees purchased shares under this program for the equivalent of 0.5m US dollar

In order to maintain consistency of benefits granted to executives and to encourage international mobility of executives, an options exchange program has been executed whereby unvested options are exchanged against restricted shares that remain locked-up until 31 December 2018. During 2013, 0.2m unvested options were exchanged against 0.1m restricted shares.

Furthermore, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and replaced by the issuance of options. During 2013, 0.6m options were issued, representing the economic value of the dividend protection feature. As there was no change between the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the modification, no additional expense was recorded as a result of the modification.

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued in 2013, 0.8m restricted stock units with an estimated fair value of 37m US dollar.

In order to encourage the mobility of managers, the features of certain Ambev options granted in previous years have been modified whereby the dividend protection of these options was cancelled and replaced by the issuance of 0.1m options in 2013 representing the economic value of the dividend protection feature. Since there was no change between the fair value of the original award before the modification and the fair value of the modified award after the modification, no additional expense was recorded as a result of this modification.

During 2013, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against a total of 0.1m AB InBev shares at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 2m US dollar and is expensed over the five years’ service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.

18. TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2013	31 December 2012
Indirect taxes payable	316	381
Trade payables	421	461
Cash guarantees	11	12
Deferred consideration on acquisitions	3 259	1 125
Derivatives	136	273
Other payables	438	61

	4 581	2 313

The deferred consideration on acquisitions is mainly comprised of 2.1 billion US dollar liability for the Grupo Modelo shares the company did not acquire by 30 June 2013. AB InBev established and funded a Trust to accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 US dollar per share over a period of up to 25 months. Deferred consideration on acquisitions is also comprised of 1.1 billion US dollar for the put option included in the shareholders’ agreement between Ambev and E. León Jimenes S.A. (“ELJ”), which may result in Ambev acquiring additional Class B shares of Cervecería Nacional Dominicana S.A. (“CND”). The put option granted to ELJ is exercisable as of the first year following the transaction. The valuation of this option is based on the EBITDA of the consolidated operations in Dominican Republic.

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2013	31 December 2012
Trade payables and accrued expenses	8 050	8 476
Payroll and social security payables	858	883
Indirect taxes payable	1 481	1 497
Interest payable	734	870
Consigned packaging	680	639
Cash guarantees	64	53
Derivatives	916	1 008
Dividends payable	239	765
Deferred income	28	28
Deferred consideration on acquisitions	31	41
Other payables	214	35

	13 295	14 295

Derivatives mainly reflect the mark-to-market of interest rate swaps, of forward exchange contracts and of commodity forward contracts entered into to hedge the company’s operational exposure (See also Note 28 Risks arising from financial instruments of the 31 December 2012 consolidated financial statements).

19. RISKS ARISING FROM FINANCIAL INSTRUMENTS

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

Some of the company’s risk management strategies include the usage of derivatives. The main derivative instruments used are foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading. Other than the disclosures below, there were no other material changes to Note 28 Risks arising from financial instruments of the 31 December 2012 consolidated financial statements.

The following table provides an overview of the derivative financial instruments outstanding at 30 June 2013 by maturity bucket. The amounts included in this table are the notional amounts.

	30 June 2013					31 December 2012
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years
Foreign currency
Forward exchange contracts	3 812	15	—	—	—	5 900	8	—	—	—
Foreign currency futures	1 326	—	—	—	—	2 108	—	—	—	—
Other foreign currency derivatives	415	—	—	—	—	—	—	—	—	—

Interest rate
Interest rate swaps	15 700	4 550	1 850	2 335	500	6 783	12 700	1 550	3 697	500
Cross currency interest rate swaps	1 068	988	114	2 342	—	1 390	656	1 115	1 632	377
Interest rate futures	—	32	81	—	—	—	—	83	113	—
Other interest rate derivatives	—	—	—	—	—	1 000	—	—	—	—

Commodities
Aluminum swaps	1 337	283	—	—	—	1 351	54	—	—	—
Other commodity derivatives	956	205	—	—	—	820	201	—	—	—

Equity
Equity derivatives	4 079	717	—	—	—	2 590	1 125	—	—	—

To finance the acquisition of Anheuser-Busch, AB InBev entered into a 45 billion US dollar senior facilities agreement, of which 44 billion US dollar was ultimately drawn (the “2008 Senior Facilities”). At the time of the Anheuser-Busch acquisition, the interest rate for an amount of up to 34.5 billion US dollar had effectively been fixed through a series of hedge arrangements at a weighted average rate of 3.875% per annum (plus applicable spreads) for the period 2009 to 2011 and a portion of the hedging arrangements had been successively extended for an additional two-year period. In 2009 the company repaid part of the 2008 Senior Facilities and in 2010, the 2008 Senior Facilities were fully refinanced and partially replaced by the 2010 Senior Facilities. Following the repayment and the refinancing activities performed throughout 2009, 2010 and 2011, the company entered into new interest rate swaps to unwind the ones that became freestanding as a result of these repayments. As of 30 June 2013, there were no remaining open positions covering the interest exposure on the 2010 Senior Facilities and interest rate swaps for a notional equivalent of 14.8 billion US dollar remain outstanding.

Furthermore, as of 30 June 2013, the company had interest rate swaps for a total notional amount of 6.7 billion US dollar in order to pre-hedge future bond issuances.

EQUITY PRICE RISK

AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. Furthermore, AB InBev entered into a series of derivative contracts to hedge the deferred share instrument related to the Modelo combination (see also Note 8 Finance cost and income and Note 15 Changes in equity and earnings per share). Most of these derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

As of 30 June 2013, an exposure for an equivalent of 49.8m of AB InBev shares was hedged, resulting in a total gain of 186m US dollar recognized in the profit or loss account for the period, of which 105m US dollar related to the company’s share-based payment programs and 81m US dollar related to the Modelo transaction (see also Note 8 Finance cost and income).

LIQUIDITY RISK

The following are the contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	30 June 2013
	Carrying	Contractual	Less than				More than
Million US dollar	amount[1]	cash flows	1 year	1-2 years	2-3 years	3-5 years	5 years
Non-derivative financial liabilities
Secured bank loans	(119)	(127)	(39)	(47)	(17)	(15)	(9)
Commercial papers	(1 792)	(1 794)	(1 794)	—	—	—	—
Unsecured bank loans	(4 760)	(5 445)	(783)	(406)	(319)	(3 618)	(319)
Unsecured bond issues	(43 457)	(63 267)	(4 341)	(7 158)	(5 691)	(11 813)	(34 264)
Unsecured other loans	(76)	(143)	(19)	(18)	(17)	(12)	(77)
Finance lease liabilities	(136)	(265)	(14)	(14)	(14)	(28)	(195)
Bank overdraft	(10)	(10)	(10)	—	—	—	—
Trade and other payables	(16 808)	(17 044)	(12 379)	(236)	(2 366)	(322)	(1 741)

	(67 158)	(88 095)	(19 379)	(7 879)	(8 424)	(15 808)	(36 605)
Derivative financial assets/(liabilities)
Interest rate derivatives	248	387	(89)	63	152	205	56
Foreign exchange derivatives	(36)	(47)	(47)	—	—	—	—
Cross currency interest rate swaps	(177)	(138)	(108)	33	(2)	(61)	—
Commodity derivatives	(273)	(275)	(253)	(22)	—	—	—
Equity derivatives	77	77	72	5	—	—	—

	(161)	4	(425)	79	150	144	56
Of which: directly related to cash flow hedges	152	283	(159)	35	152	199	56

	31 December 2012
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(151)	(161)	(35)	(50)	(25)	(28)	(23)
Commercial papers	(2 088)	(2 092)	(2 092)	—	—	—	—
Unsecured bank loans	(1 040)	(1 309)	(487)	(366)	(267)	(180)	(9)
Unsecured bond issues	(40 828)	(60 030)	(4 470)	(7 117)	(6 336)	(9 721)	(32 386)
Secured other loans	(5)	(6)	(6)	—	—	—	—
Unsecured other loans	(88)	(139)	(9)	(17)	(17)	(15)	(81)
Finance lease liabilities	(141)	(274)	(14)	(14)	(15)	(29)	(202)
Trade and other payables	(15 311)	(15 441)	(13 287)	(146)	(144)	(222)	(1 642)

	(59 652)	(79 452)	(20 400)	(7 710)	(6 804)	(10 195)	(34 343)
Derivative financial assets/(liabilities)
Interest rate derivatives	(271)	(251)	(147)	(76)	(51)	8	15
Foreign exchange derivatives	(247)	(274)	(272)	(2)	—	—	—
Cross currency interest rate swaps	22	53	(64)	30	31	56	—
Commodity derivatives	(121)	(121)	(129)	8	—	—	—
Equity derivatives	(26)	(26)	(29)	3	—	—	—

	(643)	(619)	(641)	(37)	(20)	64	15
Of which: directly related to cash flow hedges	(273)	(273)	(216)	(39)	(53)	20	15

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
	30 June	31 December	30 June	31 December	30 June	31 December
Million US dollar	2013	2012	2013	2012	2013	2012
Foreign currency
Forward exchange contracts	66	93	(153)	(337)	(87)	(244)
Foreign currency futures	116	27	(110)	(30)	6	(3)
Other foreign currency derivatives	45	—	—	—	45	—
Interest rate
Interest rate swaps	456	169	(208)	(435)	248	(266)
Cross currency interest rate swaps	63	258	(240)	(236)	(177)	22
Other interest rate derivatives	1	—	(1)	(5)	—	(5)
Commodities
Aluminum swaps	22	34	(203)	(143)	(181)	(109)
Sugar futures	3	8	(30)	(22)	(27)	(14)
Wheat futures	2	7	(25)	(10)	(23)	(3)
Other commodity derivatives	13	36	(55)	(31)	(42)	5
Equity
Equity derivatives	104	7	(27)	(33)	77	(26)

	891	639	(1 052)	(1 282)	(161)	(643)

During the six-month period ended 30 June 2013, the net mark-to-market balance increased by 482m US dollar, mainly driven by payment of interests on hedging instruments not part of a hedge relationship, as well as the mark-to-market appreciation of interest rate swaps designated for the pre-hedge of future bond issuances.

As of 30 June 2013, the net mark-to-market asset of 248m US dollar for interest rate swaps mostly includes the mark-to-market of 6.7 billion US dollar designated to pre-hedging future bond issuances, partially offset by the un-paid portion of the hedges that were unwound as a result of the repayment and the refinancing of the 2008 and 2010 Senior Facilities and that have been recorded as non-recurring costs in the income statement in 2009, 2010 and 2011.

As required by IFRS 13 – Fair value measurement, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.

Fair value hierarchy 30 June 2013 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	219	—	—
Derivatives at fair value through profit and loss	73	203	—
Derivatives in a cash flow hedge relationship	89	440	—
Derivatives in a fair value hedge relationship	—	33	—
Derivatives in a net investment hedge relationship	13	40	—

	394	716	—
Financial Liabilities
Non-derivatives recognized at fair value	5	—	—
Deferred consideration on acquisitions at fair value	—	—	1 114
Derivatives at fair value through profit and loss	63	491	—
Derivatives in a cash flow hedge relationship	82	295	—
Derivatives in a fair value hedge relationship	—	83	—
Derivatives in a net investment hedge relationship	38	—	—

	188	869	1 114

Fair value hierarchy 31 December 2012 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	6 736	—	—
Available for sale	—	91	—
Derivatives at fair value through profit and loss	17	346	—
Derivatives in a cash flow hedge relationship	16	124	—
Derivatives in a fair value hedge relationship	—	91	—
Derivatives in a net investment hedge relationship	15	30	—

	6 784	682	—
Financial Liabilities
Non-derivatives recognized at fair value	5	—	—
Deferred consideration on acquisitions at fair value	—	—	1 040
Derivatives at fair value through profit and loss	20	753	—
Derivatives in a cash flow hedge relationship	43	370	—
Derivatives in a fair value hedge relationship	—	34	—
Derivatives in a net investment hedge relationship	12	50	—

	80	1 207	1 040

DERIVATIVE INSTRUMENTS

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques. These are based on market inputs from reliable financial information providers.

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the shareholders agreement between Ambev and E. León Jimenes S.A., following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. As of 30 June 2013, the put option was valued 1 076m US dollar and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. No value was allocated to the call option. The fair value of such deferred consideration is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

20.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

In the first six months of 2013, there were no significant changes in collateral and contractual commitments to purchase property, plant and equipment, loans to customers and other as compared to 31 December 2012, except for the following M&A related commitments with respect to the combination with Grupo Modelo:

•	In a transaction related to the combination of AB InBev and Grupo Modelo select Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 923 AB InBev shares to be delivered within 5 years for consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

On 7 June 2013, in a transaction related to the combination of AB InBev and Grupo Modelo:

•	AB InBev and Constellation have entered into a three-year transition services agreement by virtue of which Grupo Modelo or its affiliates will provide certain transition services to Constellation to ensure a smooth operational transition of the Piedras Negras brewery.

•	AB InBev and Constellation have also entered into a temporary supply agreement for an initial three-year term, whereby Constellation can purchase inventory from Grupo Modelo or its affiliates under a specified pricing until the Piedras Negras brewery business acquires the necessary capacity to fulfill 100 percent of the US demand.

21.	CONTINGENCIES[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. The most significant contingencies are discussed below.

[1]	Amounts have been converted to US dollar at the closing rate of the related period.

TAX MATTERS

As of 30 June 2013, AB InBev’s material tax proceedings mainly related to Ambev and its subsidiaries with a total estimated possible risk of loss of 11.3 billion Brazilian real (5.1 billion US dollar). As of 31 December 2012, the total estimated possible risk of loss amounted to 10.8 billion Brazilian real (5.3 billion US dollar).

Approximately 7.7 billion Brazilian real (3.5 billion US dollar) of the aforementioned total estimated possible risk related to income tax and social contributions and approximately 3.2 billion Brazilian real (1.4 billion US dollar) related to value added and excise taxes, of which the most significant are discussed below. As of 31 December 2012, the amounts related to income tax and social contributions and to value added and excise taxes were 7.6 billion Brazilian real (3.7 billion US dollar) and 2.9 billion Brazilian real (1.4 billion US dollar), respectively.

During the first quarter 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court and is awaiting its decision. With respect to another of the tax assessments relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. After these decisions, Ambev management estimates the total exposures of possible losses in relation to these assessments to be approximately 2.7 billion Brazilian real (1.2 billion US dollar) as of 30 June 2013. Ambev has not recorded any provision in connection therewith.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the Inbev Holding Brasil S.A. merger with Ambev. Ambev filed an appeal in June 2012 and awaits the administrative level decision (‘Conselho Administrativo de Recursos Fiscais do Ministério da Fazenda – CARF’). Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 3.8 billion Brazilian real (1.7 billion US dollar) as of 30 June 2013. Ambev has not recorded any provision in connection therewith. In the event Ambev would be required to pay these amounts, Anheuser-Busch InBev SA/NV will reimburse Ambev the amount proportional to the benefit received by Anheuser-Busch InBev SA/NV pursuant to the merger protocol, as well as the respective costs.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the consumption of income tax losses in relation to company mergers. Ambev management estimates the total exposures of possible losses in relation to these assessments to be approximately of 575m Brazilian real (260m US dollar), as of 30 June 2013.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 27 684 596 preferred shares and 6 881 719 common shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 391m Brazilian real (177m US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case.

ANTITRUST MATTERS

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and had, as its main purpose, the investigation of Ambev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo,” which is similar to airline frequent flyer and other mileage programs. During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments had already been substantially incorporated into the then-current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion was issued, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of 353m Brazilian real (175m US dollar). Ambev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. Ambev has already rendered a court bond (letter of credit) for this purpose. According to the opinion of Ambev’s management, a loss is possible (but not probable), and therefore Ambev has not established a provision in its financial statements. This possible loss is expected to be limited to the aforementioned fine (which was 477m Brazilian Real (215m US dollar) as of 30 June 2013, reflecting accrued interests) and additional legal fees in connection with this matter. Ambev is also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which the company believes contravenes applicable competition rules and regulations.

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anticompetitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. Depending on the outcome of the investigation, the company may face fines. The company is taking the appropriate steps in the pending proceedings but has not recorded any provisions for any potential fines at this point in time, as AB InBev management does not know whether the company will eventually face any such fines and, in any event, cannot at this stage reliably estimate the appropriate amount. In addition, the company cannot at this stage estimate the likely timing of the resolution of this matter.

TERMINATION AGREEMENT

In June 2009, a former distributor in Italy filed a lawsuit against an indirect subsidiary of Grupo Modelo for payment of severance and damages, including the loss of its customers, on the grounds that Grupo Modelo unilaterally and unjustifiably terminated the distribution agreement. Termination of that agreement was duly notified on September 2007 and went into effect as of December 31, 2007. The former distributor is claiming approximately 75m euro (98m US dollar) for compensation and other damages.

On 15 October 2010 the Brussels Commercial Court handed the indirect subsidiary of Grupo Modelo a favorable ruling, whereby it declared itself incompetent to resolve the matter and it ordered the distributor to pay for the related judicial cost and expenses. However, the former distributor appealed this decision on 3 December 2010. The appeal is currently pending before the Court of Appeal.

According to the opinion of management and its legal counsel, the company continues to have strong grounds to obtain a favorable ruling by the Court of Appeal, and therefore Grupo Modelo has not established a provision in its financial statements.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other subsidiary of Anheuser-Busch Companies, Inc. (ABC) which were divested on 1 October 2009. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntarily termination” from “ABC and its operating division and subsidiaries” within three years after the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which he must first do before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals. On 22 July 2011, the Court of Appeals affirmed the decision of the lower court. No further appeals were filed.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by subsidiaries of Anheuser-Busch Companies, Inc. that had been divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit: (1) that they are entitled to benefits under section 19.11(f) of the Plan; and (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it had defenses to these claims, and filed a motion to dismiss. On 25 April 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim is for benefits under section 19.11(f). On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested MCC operations. On 9 January 2013, the Court granted our motion for Judgment on the Administrative Record. The plaintiffs appealed this decision on 5 February 2013. That appeal has been fully briefed, and is pending before the Court of Appeals for the 6th Circuit.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. The company filed a motion to dismiss on 9 October 2012. This was still pending when the Court allowed the complaint to be amended on 19 November 2012 to name four new plaintiffs. AB InBev filed a motion to dismiss on 17 December 2012. While this motion was pending, on 11 March 2013 the Court consolidated the case with the Knowlton case (see below) which had been transferred from California to Missouri. On 19 April a consolidated complaint was filed. A motion to dismiss was filed on 10 May 2013, which is currently pending before the Eastern District of Missouri.

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plans Administrative Committee by Brian Knowlton, an employee of the divested Busch Entertainment Corporation. This complaint, filed in Federal Court in the Southern District of California, was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excludes the divested Metal Container Corporation facilities that have been included in the Adams class action. On 6 November 2012, the plaintiffs filed a motion asking the court to move the Anderson case to California to join it with the Knowlton case for discovery. The company filed a motion to dismiss/motion to transfer the case to Missouri on 12 November 2012, which was granted on 30 January 2013. As outlined above, on 11 March 2013, the Knowlton case was then consolidated in Missouri with the Anderson case.

22. RELATED PARTIES

There are no material changes to the company’s related party transactions during the first six months of 2013, compared to 2012.

23. EVENTS AFTER THE BALANCE SHEET DATE

None.

5. Glossary

AGGREGATED WEIGHTED NOMINAL TAX RATE

Calculated by applying the statutory tax rate of each country on the taxable basis of each entity and by dividing the resulting tax charge by that taxable basis.

DILUTED EPS

Profit attributable to equity holders of AB InBev divided by the fully diluted weighted average number of ordinary shares.

DILUTED WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Weighted average number of ordinary shares, adjusted by the effect of share options on issue.

EBIT

Profit from operations.

EBITDA

Profit from operations plus depreciation, amortization and impairment.

EPS

Profit attributable to equity holders of AB InBev divided by the weighted average number of ordinary shares.

INVESTED CAPITAL

Includes property, plant and equipment, goodwill and intangible assets, investments in associates and equity securities, working capital, provisions, employee benefits and deferred taxes.

MARKETING EXPENSES

Include all costs relating to the support and promotion of the brands. They include among others operating costs (payroll, office costs, etc.) of the marketing department, advertising costs (agency costs, media costs, etc.), sponsoring and events, and surveys and market research.

NET CAPEX

Acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.

NET DEBT

Non-current and current interest-bearing loans and borrowings and bank overdrafts, minus debt securities and cash.

NON-RECURRING ITEMS

Items of income or expense which do not occur regularly as part of the normal activities of the company.

NORMALIZED

The term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items. Non-recurring items are items of income or expense which do not occur regularly as part of the normal activities of the company and which warrant separate disclosure because they are important for the understanding of the underlying results of the company due to their size or nature. AB InBev believes that the communication and explanation of normalized measures is essential for readers of its financial statements to understand fully the sustainable performance of the company. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance.

NORMALIZED DILUTED EPS

Diluted EPS adjusted for non-recurring items.

NORMALIZED EBIT

Profit from operations adjusted for non-recurring items.

NORMALIZED EBITDA

Profit from operations adjusted for non-recurring items, plus depreciation, amortization and impairment.

NORMALIZED EFFECTIVE TAX RATE

Effective tax rate adjusted for non-recurring items.

NORMALIZED EPS

EPS adjusted for non-recurring items.

NORMALIZED PROFIT

Profit adjusted for non-recurring items.

NORMALIZED PROFIT FROM OPERATIONS

Profit from operations adjusted for non-recurring items.

PAY OUT RATIO

Gross dividend per share multiplied by the estimated number of ordinary shares outstanding at the dividend record date, divided by normalized profit attributable to equity holders of AB InBev.

REVENUE

Gross revenue less excise taxes and discounts.

SALES EXPENSES

Include all costs relating to the selling of the products. They include among others the operating costs (payroll, office costs, etc.) of the sales department and the sales force.

SCOPE

Financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. A scope represents the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighing factor.

WORKING CAPITAL

Includes inventories, trade and other receivables and trade and other payables, both current and non-current.